SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the Financial Results for the three month period ended September 30, 2014 and September 30, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of September 30, 2014 and for the three-month periods
ended September 30, 2014 and 2013

IRSA Inversiones y Representaciones Sociedad Anónima

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°.: 72, beginning on July 1, 2014.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in thousands of Ps.): 578,676.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 375,359,190 common shares.

Percentage of votes of the Parent Company on the shareholders’ equity: 64.87%.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (in thousands of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2014	06.30.2014
ASSETS
Non- Current Assets
Investment properties	10	3,507,220	3,269,595
Property, plant and equipment	11	225,992	220,013
Trading properties	12	125,526	130,657
Intangible assets	13	124,181	124,085
Investments in associates and joint ventures	8,9	2,353,669	2,260,805
Deferred income tax assets	25	416,179	368,641
Income tax and minimum presumed income tax ("MPIT") credit		110,917	110,185
Trade and other receivables	17	98,613	92,388
Investments in financial assets	18	375,634	274,716
Derivative financial instruments	19	11,714	-
Total Non-Current Assets		7,349,645	6,851,085
Current Assets
Trading properties	12	4,204	4,596
Inventories	14	18,133	16,963
Restricted assets	16	8,742	-
Income tax and minimum presumed income tax ("MPIT") credit		15,872	15,866
Assets held for sale	40	-	1,357,866
Trade and other receivables	17	815,230	706,846
Investments in financial assets	18	141,681	234,107
Derivative financial instruments	19	4,104	12,870
Cash and cash equivalents	20	1,245,496	609,907
Total Current Assets		2,253,462	2,959,021
TOTAL ASSETS		9,603,107	9,810,106
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		573,771	573,771
Treasury stock		4,905	4,905
Inflation adjustment of share capital and treasury stock		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(37,906)	(37,906)
Changes in non-controlling interest		(16,904)	(21,808)
Reserve for share-based compensation	33	63,299	53,235
Legal reserve		116,840	116,840
Special reserve		375,487	375,487
Reserve for new developments		413,206	413,206
Cumulative translation adjustment		435,587	398,931
Retained earnings		(781,611)	(784,869)
Total capital and reserves attributable to equity holders of the parent		2,063,126	2,008,244
Non-controlling interest		679,791	548,352
TOTAL SHAREHOLDERS’ EQUITY		2,742,917	2,556,596
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	218,384	202,652
Borrowings	24	3,588,103	3,756,003
Derivative financial instruments	19	344,551	320,847
Income tax and minimum presumed income tax ("MPIT") liabilities		59,109	-
Deferred income tax liabilities	25	341,864	345,607
Salaries and social security liabilities	22	3,330	3,749
Provisions	23	244,117	205,228
Total Non-Current Liabilities		4,799,458	4,834,086
Current Liabilities
Trade and other payables	21	644,717	678,725
Income tax and minimum presumed income tax ("MPIT") liabilities		175,556	64,677
Liabilities held for sale	40	-	806,612
Salaries and social security liabilities	22	64,955	99,276
Derivative financial instruments	19	301	14,225
Borrowings	24	1,155,728	737,477
Provisions	23	19,475	18,432
Total Current Liabilities		2,060,732	2,419,424
TOTAL LIABILITIES		6,860,190	7,253,510
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,603,107	9,810,106
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2014	09.30.2013
Revenues	27	790,069	621,447
Costs	28	(353,494)	(293,700)
Gross Profit		436,575	327,747
Gain from disposal of investment properties	10	317,486	-
General and administrative expenses	29	(79,389)	(58,478)
Selling expenses	29	(37,422)	(30,686)
Other operating results, net	31	2,818	(9,532)
Profit from operations		640,068	229,051
Share of profit of associates and joint ventures	8,9	(111,650)	38,991
Profit before financial results and income tax		528,418	268,042
Finance income	32	23,825	46,534
Finance cost	32	(327,126)	(293,930)
Other financial results	32	87,013	27,570
Financial results, net	32	(216,288)	(219,826)
Profit before income tax		312,130	48,216
Income tax	25	(176,331)	(12,948)
Profit for the period		135,799	35,268

Attributable to:
Equity holders of the parent		3,258	32,382
Non-controlling interest		132,541	2,886

Profit per share attributable to equity holders of the parent during the period:
Basic		0.01	0.06
Diluted		0.01	0.06

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the three-month periods ended September 30, 2014 y 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	09.30.2014	09.30.2013
Profit for the period	135,799	35,268
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	45,063	23,293
Other comprehensive income for the period (i)	45,063	23,293
Total comprehensive income for the period	180,862	58,561

Attributable to:
Equity holders of the parent	39,914	47,293
Non-controlling interest	140,948	11,268

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2014	573,771	4,905	123,329	793,123	(37,906)	(21,808)	53,235	116,840	375,487	413,206	398,931	(784,869)	2,008,244	548,352	2,556,596
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	3,258	3,258	132,541	135,799
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	36,656	-	36,656	8,407	45,063
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	36,656	3,258	39,914	140,948	180,862
Reserve for share-based compensation (Note 33)	-	-	-	-	-	-	10,064	-	-	-	-	-	10,064	-	10,064
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,786)	(3,786)
Changes in non-controlling interest	-	-	-	-	-	4,904	-	-	-	-	-	-	4,904	(5,998)	(1,094)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	275	275
Balance at September 30, 2014	573,771	4,905	123,329	793,123	(37,906)	(16,904)	63,299	116,840	375,487	413,206	435,587	(781,611)	2,063,126	679,791	2,742,917

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 26.
(2)	Includes Ps. 1,045 of Inflation adjustment treasury stock. See Note 26.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538	385,151	3,130,689
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	32,382	32,382	2,886	35,268
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	14,911	-	14,911	8,382	23,293
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	14,911	32,382	47,293	11,268	58,561
Reserve for share-based compensation (Note 33)	-	-	-	-	-	-	5,730	-	-	-	-	-	5,730	202	5,932
Purchase of Treasury stock	(170)	170	-	-	(1,182)	-	-	-	-	-	-	-	(1,182)	-	(1,182)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(712)	(712)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	347	347
Balance at September 30, 2013	578,506	170	123,329	793,123	(1,182)	(20,782)	13,988	85,140	395,249	492,441	65,687	271,710	2,797,379	396,256	3,193,635

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 26.
(2)	Includes Ps. 36 of Inflation adjustment treasury stock. See Note 26.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
 for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2014	09.30.2013
Operating activities:
Cash generated by operations	20	306,855	258,673
Income tax paid		(54,761)	(55,232)
Net cash generated by operating activities		252,094	203,441
Investing activities:
Capital contributions in associates and joint ventures	8,9	(3,280)	(1,221)
Purchases of associates and joint ventures	3,8,9	(268,975)	(13,057)
Purchases of investment properties	10	(228,662)	(70,820)
Proceeds from sale of investment properties		1,507,060	118,936
Purchases of property, plant and equipment	11	(11,685)	(4,152)
Purchases of intangible assets	13	(383)	(139)
Purchase of investments in financial assets		(309,178)	(775,782)
Loans granted to associates and joint ventures		49	-
Proceeds from sale of investments in financial assets		361,080	245,124
Interest received from financial assets		3,175	-
Advanced payments		-	(13,120)
Acquisition of derivative financial instruments		-	(2,000)
Proceeds from sale of associates and joint ventures		19,139	7,736
Dividends received		290	14,698
Net cash generated by / (used in) investing activities		1,068,630	(493,797)
Financing activities:
Proceeds from borrowings		327,819	118,401
Repayments of borrowings		(81,629)	(141,218)
Payment of financial leasing		(592)	(390)
Payment of non-convertible notes		-	(97,887)
Dividends paid		(48,055)	(6,060)
Capital contribution of non-controlling interest		275	347
Interest paid		(192,204)	(117,848)
Distribution of capital		(3,786)	-
Payments of liabilities held for sale		(603,021)	-
Proceeds from derivative financial instruments		131	-
Acquisition of derivative financial instruments		(16,344)	-
Capital reduction of subsidiaries		-	(712)
Loans from associates and joint ventures, net		13,009	2,000
Repurchase of treasury stock		-	(1,182)
Acquisition of non-controlling interest in subsidiaries		(1,094)	-
Payment of seller financing of shares		(105,861)	(1,640)
Net cash used in financing activities		(711,352)	(246,189)
Net Increase / (decrease) in cash and cash equivalents		609,372	(536,545)
Cash and cash equivalents at beginning of year	20	609,907	796,902
Foreign exchange gain on cash and cash equivalents		26,217	20,831
Cash and cash equivalents at end of period		1,245,496	281,188

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company”, “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of September 30, 2014, the Group operates in six business segments. See Note 6 to the Consolidated Financial Statements as of June 30, 2014 for a description of such segments.

The group’s real estate business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA and IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the US real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

During fiscal year 2014, the Group made an investment in the Israeli market, through Dolphin, in IDB Development Corporation (IDBD) (an Israeli Company), of an initial interest of 26.65%. As of September 30, 2014, the equity interest in IDBD amounts to a non-diluted 28.99% and a fully-diluted 31.37%. IDBD is one of the Israeli biggest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness insurance, telecommunications, etc.; controlling companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD went public in Tel Aviv Exchange in May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where we have a 29.77% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 42.95% interest in Tarshop S.A (“Tarshop”), which main activities are credit card and loan origination transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group’s business and general information (Continued)

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). APSA’s shares are listed and traded on both the BASE and the NASDAQ.

Cresud S.A.C.I.F y A. is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is 877 Moreno St. Floor 23, Autonomous City of Buenos Aires, Argentina.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved for issue by the Board of Directors on November 11, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the Annual Consolidated Financial Statements of the Group as of June 30, 2014 prepared in accordance with IFRS in force. These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

These Unaudited Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended September 30, 2014 and 2013 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s three-month periods ended September 30, 2014 and 2013 results do not necessarily reflect the proportion of the Group’s full-year results.

2.2.           Significant accounting policies

The principal accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2014, which are described in Note 2 of the Annual Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements for the year ended June 30, 2014, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative Information

Balance items as of September 30, 2013 and June 30, 2014 shown in these financial statements for comparative purposes arise from Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

During the last twelve months, the Argentine Peso devalued against the US$ and other currencies by around 50%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 38.

3.           Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end holidays (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.           Acquisitions and dispositions

For the three-month period ended as of September 30, 2014

Sale of investment properties

On July 7, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the building Maipú 1300. The total price of the transaction was Ps. 24.7 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 21.0 million.

On September 29, 2014, the Group through its subsidiary Rigby 183 LLC (“Rigby 183”), finalized the sale of the Madison 183 Building, located in the city of New York, United States, in the sum of US$ 185 million, thus paying off the mortgage levied on the asset in the amount of US$ 75 million.

Decreased shareholding in Avenida Inc.

Even though on July 18, 2014, the Group – through Torodur S.A. - had increased its share in Avenida Inc. by exercising the warrant held, the Group’s indirect holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor in the amount of Ps. 120.9 million (US$ 15 million).

Moreover, on September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5% of the Company’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing the Group’s indirect share to 17.68%.

Purchases of investment properties

On July 31, 2014, IRSA acquired from Cresud SACIFyA five plots of farmland of approximately 1,058 hectares located in the district of Luján and General Rodriguez, Province of Buenos Aires. The total price of the transaction was Ps. 210 million.

Investment in IDBD

On July 1°, 2014 Dolphin Netherlands B.V. exercised the rights to purchase additional shares of IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

As a result of exercising the granted rights as mentioned above, DN B.V. received 17.32 million shares and 11.99 million warrants of Series 1, 2 and 3. ETH received the same amount of rights and, as a result, acquired the same amount of shares and warrants as DN B.V. Additionally, upon exercising the rights purchased, DN B.V. acquired 5.79 million shares and 4.01 million warrants of Series 1, 2, and 3. ETH also acquired the same amount of shares and warrants as DN B.V.

Between July 9 and 14, 2014, DN B.V. acquired 0.42 million shares and 0.34 million warrants (series 2) through open market operations in the amount of NIS 1.77 million (equal to approximately US$ 0.52 million). Fifty percent of such shares and warrants Series 2 were sold to ETH in accordance with the terms and conditions of the agreement entered into between the parties, as indicated above.

As of September 30, 2014, DN B.V. held an aggregate amount of 76,620,163 shares, 15,998,787 warrants Series 1, 16,170,392 warrants Series 2 and 15,998,787 warrants Series 3 of IDBD, which make up a non-diluted equity interest of 28.99% in IDBD and a fully-diluted interest of 31.37%. IDBD’s Board of Directors consists of nine members, three of whom have been designated by DN B.V.: Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

Disposal of financial assets

During August 2014, IRSA has sold through its subsidiary REIG IV the balance of 1 million shares of Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

Acquisition of equity interest in joint venture

APSA

During the period, the Group, through IRSA, acquired an additional equity interest of 0.02% in APSA for a total consideration of Ps. 1.1 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.2 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 0.9 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	157
Price paid for the non-controlling interest	(1,094)
Reserve recognized in the Shareholders’ equity	(937)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

Dolphin

During the period, the Group’s interest in Dolphin decreased from 86.16 % to 85.92%. Consequently, the Company recognized a decrease in non-controlling interest for an amount of Ps. 5.9 million and an increase in equity attributable to holders of the parent.

5.           Financial risk management and fair value estimates

5.1	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read along with the annual consolidated financial statements for the year ended June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Group since year end.

5.2	Fair value estimates

Since June 30, 2014 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2014:

	September 30, 2014
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues	568,916	100,842	4,804	96,827	28,131	55	799,575
Costs	(250,226)	(29,986)	(3,335)	(66,291)	(9,379)	(74)	(359,291)
Gross Profit / (Loss)	318,690	70,856	1,469	30,536	18,752	(19)	440,284
Gain from disposal of investment properties	-	-	20,977	-	296,509	-	317,486
General and administrative expenses	(25,938)	(11,289)	(10,070)	(17,289)	(15,701)	-	(80,287)
Selling expenses	(18,939)	(3,981)	(1,922)	(13,092)	-	(118)	(38,052)
Other operating results, net	(2,874)	(1,397)	(756)	(335)	(249)	8,559	2,948
Profit / (Loss) from operations	270,939	54,189	9,698	(180)	299,311	8,422	642,379
Share of profit / (loss) of associates and joint ventures	-	4,619	1,296	345	(183,674)	59,706	(117,708)
Segment Profit	270,939	58,808	10,994	165	115,637	68,128	524,671
Investment properties	2,249,256	798,099	584,374	-	-	-	3,631,729
Property, plant and equipment	26,836	30,041	3,840	163,987	1,453	-	226,157
Trading properties	-	-	135,619	-	-	-	135,619
Goodwill	1,667	9,392	-	-	-	-	11,059
Right to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Inventories	12,100	-	618	5,711	-	-	18,429
Investments in associates and joint ventures	-	27,868	39,585	22,474	763,443	1,314,317	2,167,687
Operating assets	2,299,123	865,400	839,849	192,172	764,896	1,314,317	6,275,757

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2013:

	September 30, 2013
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues	456,357	74,637	16,060	72,927	19,361	184	639,526
Costs	(204,650)	(28,304)	(11,800)	(49,548)	(11,745)	(96)	(306,143)
Gross Profit	251,707	46,333	4,260	23,379	7,616	88	333,383
General and administrative expenses	(25,210)	(8,161)	(7,325)	(14,071)	(4,323)	(55)	(59,145)
Selling expenses	(14,044)	(6,968)	(2,532)	(8,706)	-	397	(31,853)
Other operating results, net	(5,882)	(664)	(1,147)	(106)	(135)	(2,072)	(10,006)
Profit / (Loss) from operations	206,571	30,540	(6,744)	496	3,158	(1,642)	232,379
Share of profit / (loss) of associates and joint ventures	-	1,173	632	129	(23,437)	55,392	33,889
Segment Profit / (Loss)	206,571	31,713	(6,112)	625	(20,279)	53,750	266,268
Investment properties	2,176,068	862,004	368,237	-	794,211	-	4,200,520
Property, plant and equipment	18,723	22,127	4,010	165,660	204	-	210,724
Trading properties	-	-	117,154	-	-	-	117,154
Goodwill	1,667	9,392	-	-	54,908	-	65,967
Right to receive future units under barter agreements	9,264	-	83,961	-	-	-	93,225
Inventories	8,101	-	508	6,752	-	-	15,361
Investments in associates and joint ventures	-	25,268	33,391	21,468	974	1,140,493	1,221,594
Operating assets	2,213,823	918,791	607,261	193,880	850,297	1,140,493	5,924,545

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

Operating results of Joint ventures operations from Cyrsa S.A., Nuevo Puerto Santa Fe S.A. ("NPSF"), Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. are presented under the method of proportionate consolidation. Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income. Therefore, the proportional consolidation method is used by the Group’s Executive Committee to assess and understand the return and the results of operations of the business as a whole. On the other hand, operating results of Entertainment Holding S.A. ("EHSA") joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main assets consists of an indirect interest of 25% of la Rural S.A..

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	September 30, 2014
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	799,575	(7,699)	(1,807)	790,069
Costs	(359,291)	4,428	1,369	(353,494)
Gross profit	440,284	(3,271)	(438)	436,575
Gain from disposal of investment properties	317,486	-	-	317,486
General and administrative expenses	(80,287)	228	670	(79,389)
Selling expenses	(38,052)	522	108	(37,422)
Other operating results, net	2,948	210	(340)	2,818
Profit from operations	642,379	(2,311)	-	640,068
Share of profit / (loss) of associates	(117,708)	6,058	-	(111,650)
Segment profit Before Financing and Taxation	524,671	3,747	-	528,418

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Segment information (Continued)

	September 30, 2013
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	639,526	(16,928)	(1,151)	621,447
Costs	(306,143)	11,540	903	(293,700)
Gross profit	333,383	(5,388)	(248)	327,747
General and administrative expenses	(59,145)	220	447	(58,478)
Selling expenses	(31,853)	1,135	32	(30,686)
Other operating results, net	(10,006)	705	(231)	(9,532)
Profit from operations	232,379	(3,328)	-	229,051
Share of profit / (loss) of associates	33,889	5,102	-	38,991
Segment profit Before Financing and Taxation	266,268	1,774	-	268,042

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures as a single item.

	September 30, 2014	September 30, 2013
Total reportable assets as per Segment Information	6,275,757	5,924,545
Investment properties	(124,509)	(138,517)
Property, plant and equipment	(165)	(110)
Trading properties	(5,889)	(11,484)
Goodwill	(5,235)	(5,235)
Right to receive future units under barter agreements	-	-
Inventories	(296)	(123)
Investment in associates and joint ventures	185,982	270,087
Total assets as per the Statements of Financial Position	6,325,645	6,039,163

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statements of financial position

	Panamerican Mall S.A. (“PAMSA”)		Rigby		Dolphin Fund Ltd.
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
ASSETS
Total Non-current assets	470,746	474,207	-	-	766,665	595,991
Total Current assets	405,625	361,857	900,463	1,288,300	47,813	448,539
TOTAL ASSETS	876,371	836,064	900,463	1,288,300	814,478	1,044,530
LIABILITIES
Total Non-current liabilities	34,038	17,895	-	-	344,551	320,847
Total Current liabilities	70,844	76,329	7,418	817,275	78,718	187,825
TOTAL LIABILITIES	104,882	94,224	7,418	817,275	423,269	508,672
NET ASSETS	771,489	741,840	893,045	471,025	391,209	535,858
Summarized statements of income and statements of comprehensive income

	PAMSA		Rigby		Dolphin Fund Ltd.
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014 (*)
Revenues	74,316	56,637	28,131	19,361	-
Profit / (loss) before income tax	45,615	44,642	398,471	(419)	161,643
Income tax expense	(15,965)	(15,626)	-	-	-
Profit / (loss) for the period	29,650	29,016	398,471	(419)	161,643
Total comprehensive income / (loss) for the period	29,650	29,016	398,471	(419)	161,643
Profit / (Loss) attributable to non-controlling interest	5,930	5,803	101,611	(107)	32,135
Dividends paid to non-controlling interest	-	4,170	-	739	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized statement of cash flows

	PAMSA		Rigby
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net cash generated by operating activities	64,059	35,339	5,917	232
Net cash (used in) / generated from investing activities	(30,624)	(41,715)	1,483,065	(52)
Net cash (used in) / generated from financing activities	4,823	2,803	(620,586)	(89)
Net increase in cash and cash equivalents	38,258	(3,573)	868,396	91
Foreign exchange gain on cash and cash equivalents	2,674	167	14,110	(27)
Cash and cash equivalents at beginning of period	44,387	11,416	7,520	392
Cash and cash equivalents at end of period	85,319	8,010	890,026	456

The information above is the amount before inter-company eliminations.
(*)	As of September 30, 2013 Dolphin Fund Ltd did not accomplish with materiality criteria.

8.	Interests in joint ventures

As of September 30, 2014 and June 30, 2014, the joint ventures of the Group were Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., NPSF, Entretenimiento Universal S.A. and EHSA. The shares in these joint ventures are not publicly traded.

Evolution of Group’s investments in joint ventures for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 was as follows:

	September 30, 2014	June 30, 2014
Beginning of the period /year	316,658	287,846
Capital contribution	1,809	3,343
Cash dividends (ii)	(4,475)	-
Share of profit	10,677	25,469
Capital reduction	(110,860)	-
End of the period / year (i)	213,809	316,658
(i)	Includes Ps. (41) and Ps. (59) reflecting interests in companies with negative equity as of September 30, 2014 and June 30, 2014, respectively, which are disclosed in “Provisions” (see Note 23).
(ii)	During the period, the Group cashed dividends from Cyrsa and Nuevo Puerto Santa Fe S.A. in the amount of Ps. 1.9 and Ps. 2.6 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates

As of September 30, 2014 and June 30, 2014, the associates of the Group were New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”), Bitania 26 S.A. and Avenida Inc.

Changes in the Group’s investments in associates for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	1,767,165	1,096,999
Acquisition of associates	-	1,131,806
Capital contributions	1,471	16,716
Share of (loss) / profit	(463)	77,721
Currency translation adjustment	17,994	(29,133)
Cash dividends (ii)	-	(9,983)
Sale of equity interest (see Note 3)	(10,381)	-
Increase in equity interest (see Note 3)	268,975	-
Net loss on investments at fair value	(121,864)	(516,961)
End of the period / year (i)	1,922,897	1,767,165

(i)
Includes Ps. (216,922) and Ps. (176,923) reflecting interests in companies with negative equity as of September 30, 2014 and June 30, 2014, respectively, which are disclosed in “Provisions” (see Note 23).

(ii)	During the year ended June 30, 2014, the Group cashed dividends from BHSA and Manibil S.A. in the amount of Ps. 9.2 million and Ps. 0.8 million, respectively.

Restrictions, commitments and other matters in respect of associates

IDBD

As part of the purchase agreement, DN B.V. and ETH have agreed to participate jointly and severally in capital increases resolved by the Board of Directors of IDBD to carry out its business plan during 2014 and 2015, in amounts of at least NIS 300 million in 2014 and NIS 500 million in 2015 (approximately equal to US$ 81.45 million and US$ 135.8 million at the exchange rate prevailing on September 30, 2014). As of the balance sheet date, DN B.V. and ETH have contributed an amount of NIS 407.08 million (approximately equal to US$ 114.17 million) of the assumed commitments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates (Continued)

Furthermore, under the purchase agreement, DN B.V. and ETH have agreed jointly and severally to make one or more tender offers for the purchase of shares in IDBD for an aggregate amount of NIS 512.09 million (equal to approximately US$ 139.0 million at the exchange rate prevailing on September 30, 2014), based on the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million at a share price of NIS 8.344 (subject to adjustments) and (ii) before December 31, 2016 an amount of at least NIS 512.09 million less the tender offer conducted in 2015, at a share price of NIS 8.7612 (subject to adjustments). To secure compliance with the tender offers, an aggregate amount of 29,937,591 shares of IDBD held by DN B.V. were pledged as of September 30, 2014. As of the balance sheet date, no tender offers had been made.

On the other hand, the purchase agreement provides that DN B.V. and ETH shall jointly and severally pay to creditors who participated in the restructuring arrangement indicated above the additional sum of NIS 100 million (equal approximately to US$ 27.1 million at the exchange rate prevailing on September 30, 2014), in the event that IDBD executes the sale of its equity interest in the subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and provided that: (i) the sale price shall not be lower than NIS 4,200 million (equal to approximately US$ 1,140.4 million at the exchange rate prevailing on September 30, 2014) and (ii) the transaction is closed before June 30, 2015, provided that IDBD has received by the latter date a payment of at least NIS 1,344 million (gross) (equal to approximately US$ 364.9 million at the exchange rate prevailing on September 30, 2014). As of the date of issuance of these financial statements, none of the mentioned conditions have been fulfilled.

On May 12, 2014, the shares of IDBD started to trade in the Tel Aviv Stock Exchange, Israel; as a result, all of the shares (including pledged shares) were held in trust at Bank Leumi Le-Israel to secure compliance with lock-up provisions of Chapter D of the Tel Aviv Stock Exchange Rules, whereby shares listed under an IPO (initial public offering) may not be freely disposed of for a term of 18 months, which are then released at a rate of 2.5% per month beginning on the fourth month of the IPO date.

Hence, in accordance with Tel Aviv Rules applicable as of September 30, 2014, 51,095,676 shares and 335,715 warrants of each of the Series 1, 2 and 3 were still subject to lock-up provisions under the terms described above.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates (Continued)

BHSA

On October 31, 2014 the Bank was notified of Ruling 685 dated October 29, 2014 issued by the Superintendency of Financial Entities and Exchange Offices in proceedings conducted pursuant to Financial Investigation Case Number 1320, whereby the Bank and its officers were charged with alleged infringements to rulings on assistance to Non-Financial Public Sector, excess credit risk exposure to non-financial public sector, excess collateralization, failure to comply with minimum capital requirements and objections to the accounting treatment afforded to the transaction “Cer Swap Linked to PG08 and External Debt”; and moreover, delays in communicating the appointment of new members of the board and to file documentation related to new members of the board designated by the Shareholders’ Meetings.

Such a ruling assessed a fine in the amount of Ps. 4.04 million to Banco Hipotecario S.A. and fines of diverse amounts to incumbent and former members of the Board, statutory auditors and managers.

The Bank, its incumbent and former directors, statutory auditors and managers intend to file an appeal against such decision with the National Court of Appeals in Administrative Litigation Matters.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Shopping Center portfolio	Office buildings and other rental properties portfolio	Undeveloped parcel of lands	Properties under development	Total
At July 1, 2013:
Costs	3,099,729	1,756,964	367,591	185,185	5,409,469
Accumulated amortization	(1,239,831)	(186,372)	-	-	(1,426,203)
Residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Year ended June 30, 2014
Opening residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Additions	61,108	23,988	454	156,927	242,477
Currency translation adjustment	-	375,263	-	-	375,263
Reclassification of held for sale	-	(1,098,990)	-	-	(1,098,990)
Disposals	(35)	(46,977)	-	(684)	(47,696)
Transfers	(25,332)	15,076	(174)	(803)	(11,233)
Financial costs capitalized	-	-	-	22,376	22,376
Depreciation (i)	(130,394)	(65,474)	-	-	(195,868)
Closing residual value	1,765,245	773,478	367,871	363,001	3,269,595
At June 30, 2014:
Costs	3,135,470	1,022,389	367,871	363,001	4,888,731
Accumulated amortization	(1,370,225)	(248,911)	-	-	(1,619,136)
Residual value	1,765,245	773,478	367,871	363,001	3,269,595
Period ended September 30, 2014:
Opening residual value	1,765,245	773,478	367,871	363,001	3,269,595
Additions	8,074	2,111	214,594	52,079	276,858
Disposals	-	(2,887)	-	-	(2,887)
Depreciation (i)	(27,948)	(8,398)	-	-	(36,346)
Closing residual value	1,745,371	764,304	582,465	415,080	3,507,220
At September 30, 2014:
Costs	3,013,150	958,666	582,465	415,080	4,969,361
Accumulated amortization	(1,267,779)	(194,362)	-	-	(1,462,141)
Residual value	1,745,371	764,304	582,465	415,080	3,507,220

(i)       Depreciation charges of investment property were included in “Costs” in the statement of income (Note 29).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.           Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	September 30, 2014	September 30, 2013
Rental and service income	688,439	544,050
Direct operating expenses	(284,463)	(240,945)
Gain from disposal of investment property	317,486	-

Properties under development mainly comprise works in Shopping Neuquén S.A. (Alto Comahue) and Arcos del Gourmet S.A. (Distrito Arcos). As of September 30, 2014 and June 30, 2014 works in Alto Comahue amount to Ps. 177,903 and Ps. 126,799, respectively. Works in Distrito Arcos as of September 30, 2014 and June 30, 2014 amount to Ps. 237,177 and Ps. 236,202, respectively.

As of September 30, 2014 contractual obligations mainly correspond to constructions regarding to both projects. In Alto Comahue contractual obligations amount to Ps. 205 million and the project is expected to be completed in March, 2015. In respect of Distrito Arcos, on December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result. On April 1, 2014, the government of the Autonomous City of Buenos Aires granted a new environmental clearing certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ amparo”, the Court of Appeals referred to above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means the process has concluded with the decision being favorable to us.

As to the other process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires (FECOBA) and others vs. GCBA on amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case.

This judgment was appealed and following the corresponding service of notices between the parties, the record of proceedings was submitted to the Court of Appeals in September 2014. Following the corresponding notification of the Court’s Prosecutor, the record of proceedings was docketed for a decision on October 8, 2014. No decision has yet been rendered by the Court as of the balance sheet date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Hotel buildings and facilities	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2013:
Cost	380,543	62,773	14,336	87,846	512	546,010
Accumulated depreciation	(212,343)	(37,252)	(10,296)	(72,934)	(512)	(333,337)
Residual value	168,200	25,521	4,040	14,912	-	212,673
Year ended June 30, 2014
Opening residual value	168,200	25,521	4,040	14,912	-	212,673
Additions	9,980	1,596	2,818	9,481	-	23,875
Currency translation adjustment	-	-	92	-	-	92
Disposals	(24)	-	-	(36)	-	(60)
Transfers	-	12,231	-	-	-	12,231
Depreciation charge (i)	(13,770)	(7,044)	(906)	(7,078)	-	(28,798)
Closing residual value at	164,386	32,304	6,044	17,279	-	220,013
June 30, 2014:
Cost	390,499	76,600	17,246	97,291	512	582,148
Accumulated depreciation	(226,113)	(44,296)	(11,202)	(80,012)	(512)	(362,135)
Residual value	164,386	32,304	6,044	17,279	-	220,013
Period ended September 30, 2014
Opening residual value	164,386	32,304	6,044	17,279	-	220,013
Additions	3,201	230	1,252	4,597	2,863	12,143
Currency translation adjustment	-	-	33	-	-	33
Depreciation charge (i)	(3,599)	(224)	(337)	(1,989)	(48)	(6,197)
Closing residual value	163,988	32,310	6,992	19,887	2,815	225,992
At September 30, 2014:
Cost	379,930	69,786	17,625	94,810	3,375	565,526
Accumulated depreciation	(215,942)	(37,476)	(10,633)	(74,923)	(560)	(339,534)
Residual value	163,988	32,310	6,992	19,887	2,815	225,992

(i)     Depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Costs” in the statement of income (Note 29).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1st, 2013	6,794	88,864	10,495	106,153
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Transfers	7,897	-	(747)	7,150
Disposals	(9,774)	-	-	(9,774)
At June 30, 2014	6,317	119,188	9,748	135,253
Additions	-	56	-	56
Currency translation adjustment	-	(4,787)	-	(4,787)
Disposals	(792)	-	-	(792)
At September 30, 2014	5,525	114,457	9,748	129,730

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Goodwill	Computer software	Rights of use (ii)	Right to receive future units under barter agreements (iii)	Others	Total
At July 1, 2012
Cost	56,893	17,752	20,873	93,225	907	189,650
Accumulated depreciation	-	(15,998)	-	-	(774)	(16,772)
Residual value	56,893	1,754	20,873	93,225	133	172,878
Year ended June 30, 2014
Opening residual value	56,893	1,754	20,873	93,225	133	172,878
Additions	-	785	-	-	10,954	11,739
Currency translation adjustment	26,016	-	-	-	-	26,016
Disposals	-	(162)	-	-	-	(162)
Transfers	-	-	-	(8,148)	-	(8,148)
Reclassification of held for sale	(77,085)	-	-	-	-	(77,085)
Amortization charges (i)	-	(1,073)	-	-	(80)	(1,153)
Residual value at year end	5,824	1,304	20,873	85,077	11,007	124,085
At June 30, 2014
Cost	5,824	18,324	20,873	85,077	11,861	141,959
Accumulated depreciation	-	(17,020)	-	-	(854)	(17,874)
Residual value	5,824	1,304	20,873	85,077	11,007	124,085
Period ended September 30, 2014:
Opening residual value	5,824	1,304	20,873	85,077	11,007	124,085
Additions	-	383	-	-	-	383
Amortization charges (i)	-	(267)	-	-	(20)	(287)
Residual value at period end	5,824	1,420	20,873	85,077	10,987	124,181
Period ended September 30, 2014:
Cost	5,824	18,707	20,873	85,077	11,861	142,342
Accumulated depreciation	-	(17,287)	-	-	(874)	(18,161)
Residual value	5,824	1,420	20,873	85,077	10,987	124,181
(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 29). There are no impairment charges for any of the years / period presented.

(ii)	Correspond to Distrito Arcos, which has not been amortized yet because it is still in the development stage.
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Inventories

Breakdown of Group’s inventories as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Current
Hotel supplies	5,711	6,011
Materials and others items of inventories	12,422	10,952
Current inventories	18,133	16,963
Total inventories	18,133	16,963

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of ended. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level shares and warrants of Supertel and the call option of Arcos del Gourmet S.A. (with a fair value of zero at the end of the period).

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (CFO).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	57,526	-	-	57,526
- Investment in preferred shares of Supertel	-	-	318,108	318,108
- Mutual funds	103,984	-	-	103,984
- Banco Macro bonds	1,499	-	-	1,499
- Government bonds	8,554	-	-	8,554
- Public companies securities	13,566	-	-	13,566
Derivative financial instruments:
- Warrants of IDBD	9,963	-	-	9,963
- Warrants of Supertel	-	-	5,855	5,855
Cash and cash equivalents:
- Mutual funds	2,422	-	-	2,422
Investment in associates:
- IDBD	756,395	-	-	756,395
Total assets	953,909	-	323,963	1,277,872

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	344,551	344,551
- Interest rate swap	-	301	-	301
Borrowings:
- Other borrowings	10,256	46,578	-	56,834
Total liabilities	10,256	46,879	344,551	401,686

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	63,546	-	-	63,546
- Investment in equity securities of Hersha	53,901	-	-	53,901
- Investment in preferred shares of Supertel	-	-	211,170	211,170
- Mutual funds	140,095	-	-	140,095
- Banco Macro bonds	1,438	-	-	1,438
- Government bonds	10,276	-	-	10,276
- Public companies securities	14,318	-	-	14,318
Derivative financial instruments:
- Foreign-currency future contracts	-	1,200	-	1,200
- IDBD preemptive rights	10,986	-	-	10,986
- Interest rate swaps (i)	-	684	-	684
Cash and cash equivalents:
- Mutual funds	2,616	-	-	2,616
Investment in associates:
- IDBD	595,342	-	-	595,342
Total assets	892,518	1,884	211,170	1,105,572
(i)	Includes Ps. 299 in the line Assets held for sale (See note 39).

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency future contracts	-	14,225	-	14,225
- Commitment to tender offer shares in IDBD	-	-	320,847	320,847
Borrowings
- Other borrowings	22,901	51,443	-	74,344
Total liabilities	22,901	65,668	320,847	409,416

The following table presents the changes in Level 3 instruments for the period ended September 30, 2014 and June 30, 2014:
	Shares of Supertel	Warrants of Supertel	Commitment to tender offer shares in IDBD	Total
Total as of July 1, 2013	156,070	-	-	156,070
Currency translation adjustment	-	-	(5,247)	(5,247)
Total gains or losses for the year 2014	55,101	-	(315,600)	(260,499)
Balance at June 30, 2014	211,171	-	(320,847)	(109,676)
Currency translation adjustment	-	-	(11,904)	(11,904)
Total gain / (losses) for the period (i)	106,938	5,855	(11,800)	100,993
Balance at September 30, 2014	318,109	5,855	(344,551)	(20,587)
(i)     The gain / (loss) is not realized as of September 30, 2014 and June 30, 2014 and is accounted for under “Financial results, net” in the statement of income (Note 32).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Supertel was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain of US$ 7.9 million at the time of initial recognition. As of June 30, 2014, the fair value of the Warrants of Supertel determined using the mentioned technique was minor than the gain not recognized at the time of initial recognition; remaining thus the Warrants remain valued at an amount of zero.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of Shares and Warrants of Supertel (data observed in the market) of Level 3 as of September 30, 2014, would reduce pre-tax income by Ps. 35 million.

According to Group estimates, all things being constant, a 10% increase in the credit spread (data which is not observable in the market) of the Shares and Warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of September 30, 2014, would reduce pre-tax income by Ps. 0.06 million. The rate used as of September 30, 2014 was 14.02%.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.	-
Derivative on tender offer IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and money market interest-rate curve (ILS rate curve).	Underlying asset price 3.5 to 4.7 Share price volatility 30% to 40% Money market interest rate 0.7% to 1%
Loan for the purchase of IDBD shares	Market price of underlying asset	Theoretical price	Underlying asset price	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 2 to 2.45 Share price volatility 55% to 75% Money market interest rate 0.9% to 1.1%
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 2 to 2.45 Share price volatility 55% to 75% Money market interest rate 0.9% to 1.1%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Restricted assets

Group’s restricted assets as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014 (*)
Current
Deposit in escrow	8,742	-
Total restricted assets current	8,742	-
Total restricted assets	8,742	-
(*) See Note 39.

17.	Trade and other receivables

Group’s trade and other receivables as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Non-current
Trade, leases and services receivables	59,624	55,105
Less: allowance for trade receivables	(2,208)	(2,208)
Non-current trade receivables	57,416	52,897
Trade receivables of joint venture	3,332	3,213
VAT receivables	20,169	19,710
Loans granted	390	762
Prepaid expenses	15,826	14,332
Others	293	331
Non-current other receivables	40,010	38,348
Related parties (Note 34)	1,187	1,143
Total non-current trade and other receivables, net	98,613	92,388

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Trade and other receivables (Continued)

	September 30, 2014	June 30, 2014
Current
Consumer financing receivables	14,787	14,861
Trade, leases and services receivables	280,293	256,110
Receivables from hotel operations	30,039	33,861
Checks to be deposited	185,319	183,422
Trade and lease debtors under legal proceedings	61,088	59,397
Less: allowance for trade receivables	(81,998)	(79,926)
Trade receivables	489,528	467,725
VAT receivables	8,561	8,788
Other tax receivables	10,646	16,085
Loans granted	9,768	9,084
Prepaid expenses	50,694	54,626
Advance from vendors	71,640	74,521
Contributions to be paid in by non-controlling interests	-	12,840
Dividends received	15,619	11,778
Others	22,547	19,749
Less: allowance for other receivables	(175)	(175)
Current other receivables	189,300	207,296
Related parties (Note 34)	136,402	31,825
Current trade and other receivables	815,230	706,846
Total trade and other receivables	913,843	799,234

Movements on the Group’s allowance for trade and other receivables are as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	82,309	79,148
Additions	3,736	17,671
Unused amounts reversed	(1,542)	(6,045)
Used during the period / year	(80)	(8,465)
Receivables written off	(42)	-
End of the period / year	84,381	82,309

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 29). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Investments in financial assets

Group’s investments in financial assets as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in Supertel	318,108	211,170
Investment in equity securities in TGLT	57,526	63,546
Total investments in non-current financial assets	375,634	274,716
Current
Financial assets at fair value
Mutual funds	103,984	140,095
Investment in equity securities in Hersha	-	53,901
Banco Macro bonds	1,499	1,438
Public companies securities	13,566	14,318
Government bonds	8,554	10,276
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 34)	14,078	14,079
Total investments in current financial assets	141,681	234,107
Total investments in financial assets	517,315	508,823

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Derivative Financial Instruments

Group’s derivative financial instruments as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Assets
Non-current
Warrants of IDBD	5,859	-
Warrants of Supertel (i)	5,855	-
Total non-current derivative financial instruments	11,714	-

Current
Interest rate swaps	-	684
Foreign currency future contracts	-	1,200
Warrants of IDBD	4,104	-
IDBD preemptive rights	-	10,986
Total current derivative financial instruments	4,104	12,870
Total assets	15,818	12,870

Liabilities
Non-current
Commitment to tender offer shares in IDBD	(344,551)	(320,847)
Total non-current derivative financial instruments	(344,551)	(320,847)

Current
Interest rate swaps	(301)	-
Foreign currency future contracts (Note 34)	-	(14,225)
Total current derivative financial instruments	(301)	(14,225)
Total liabilities	(344,852)	(335,072)

(i)     The balance represents the fair value of Supertel’s warrants purchased in February 2012. The warrants’ gain not recognized upon initial recording amounted to US$ 1.1 million as of June 30, 2014. Warrants’ fair value was lower than the mentioned amount, therefore, warrants were valued at zero.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Cash at bank and on hand	1,243,074	607,291
Mutual funds	2,422	2,616
Total cash and cash equivalents	1,245,496	609,907

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2014 and 2013:

	Note	September 30, 2014	September 30, 2013
Income for the period		135,799	35,268
Adjustments for:
Income tax expense	25	176,331	12,948
Retirement of obsolete property, plant and equipment	11	-	77
Amortization and Depreciation	29	42,830	55,124
Gain from disposal of investment property	10	(317,486)	-
Dividends received	32	(4,195)	(3,061)
Share-based payments	33	10,064	5,932
Gain from purchase of subsidiaries and joint ventures	31	-	12
Gain from derivative financial instruments	32	32,107	5,226
(Loss) from disposal of associates		(8,758)	-
Changes in fair value of investments in financial assets	32	(119,120)	(47,067)
Interest expense, net	32	168,927	88,496
Provisions and allowances		22,227	21,501
Share of profit / (loss) of associates and joint ventures	8,9	111,650	(38,991)
Gain on repurchase of Non-Convertible notes	32	-	14,271
Unrealized foreign exchange loss, net		81,791	140,130
Changes in operating assets and liabilities:
Increase in inventories		(1,170)	1,083
Decrease in trading properties		736	453
Decrease in trade and other receivables		165	84,671
Increase / (Decrease) in trade and other payables		10,402	(111,990)
Decrease in salaries and social security liabilities		(34,740)	(4,910)
Decrease in provisions		(705)	(500)
Net cash generated by operating activities before income tax paid		306,855	258,673

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the periods ended September 30, 2014 and 2013:

	September 30, 2014	September, 30 2013
Increase in minimum presumed income tax credit through an increase in trade and other payables	-	7,871
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures	4,154	-
Increase in trade and other receivables through a decrease in investments in associates and joint ventures	111,181	-
Increase in property, plant and equipment through an increase in borrowings	458	-
Increase in restricted assets through assets held for sale	8,742	-
Increase in investment properties through a decrease in financial assets	48,196	-

21.	Trade and other payables

Group’s trade and other payables as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Non-current
Admission rights	124,503	113,617
Sale and rent payments received in advance	54,883	51,638
Guarantee deposits	6,904	6,759
Non-current trade payables	186,290	172,014
Tax payment facilities plan	13,789	14,813
Deferred income tax	7,790	7,914
Others	7,695	7,716
Non-current other payables	29,274	30,443
Related parties (Note 34)	2,820	195
Non-current trade and other payables	218,384	202,652
Current
Trade payables	91,949	64,217
Accrued invoices	94,119	107,982
Guarantee deposits	15,107	9,985
Admission rights	117,968	111,024
Sale and rent payments received in advance	166,125	180,985
Current trade payables	485,268	474,193
VAT payables	29,858	28,509
Deferred revenue	495	495
Other tax payables	40,534	27,478
Dividends payable to non-controlling shareholders	12,347	23,940
Others	6,520	7,449
Current other payables	89,754	87,871
Related parties (Note 34)	69,695	116,661
Current trade and other payables	644,717	678,725
Total trade and other payables	863,101	881,377

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Non-current
Social security payable	3,330	3,749
Total non-current salaries and social security liabilities	3,330	3,749

Current
Provision for vacation, bonuses and others	50,164	80,577
Social security payable	13,827	18,098
Others	964	601
Total current salaries and social security liabilities	64,955	99,276
Total salaries and social security liabilities	68,285	103,025

23.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security claims	Investments in associates and joint ventures (*)	Total
At July 1st, 2013	31,010	1,686	39,091	71,787
Additions	23,641	478	115,359	139,478
Recovery	(7,529)	(574)	-	(8,103)
Used during the period	(2,034)	-	-	(2,034)
Contributions	-	-	(16,667)	(16,667)
Foreign exchange gain	-	-	39,199	39,199
At June 30, 2014	45,088	1,590	176,982	223,660
Additions	6,565	159	34,461	41,185
Recovery	(5,895)	(173)	-	(6,068)
Used during the period	(705)	-	-	(705)
Contributions	-	-	(1,467)	(1,467)
Foreign exchange gain	-	-	6,987	6,987
At September 30, 2014	45,053	1,576	216,963	263,592
(*)	Corresponds to equity interests in affiliates with negative equity, principally New Lipstick LLC.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Provisions (Continued)

Disclosure of total provisions in current and non-current is as follows:

	September 30, 2014	June 30, 2014
Non-current	244,117	205,228
Current	19,475	18,432
	263,592	223,660

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Borrowings

The breakdown of the Group borrowings as of September 30, 2014 and June 30, 2014 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	September 30, 2014	June 30, 2014
Non-current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,297	-	209,297
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	1,254,831	1,210,359
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450ps	10,790	10,723	10,734
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	110,000	899,086	866,549
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	1,152,765	1,111,449
Seller financing of plot of land (v)	Secured	US$	Fixed	3.5%	2,618	19,657	19,072
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	-	80,126
Seller financing of Zetol S.A. (ii)	Secured	US$	Fixed	3.5%	4,500	44,925	22,058
Bank loans	Unsecured	Ps.	Fixed	15.25%	8,932	5,828	6,938
Syndicated loan (iii)	Unsecured	Ps.	Fixed	(iv)	177,339	49,731	74,964
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	(v)	19,333	3,215	6,421
Related parties (Note 34)	Secured	Ps.	Fixed	15.25%	5,000	3,073	3,750
Related parties (Note 34)	Unsecured	Ps.	Floating	Badlar	109,701	143,399	133,314
Finance leases obligations	Secured	US$	Fixed	7.5%	306	870	972
Total Non-current borrowings						3,588,103	3,756,003

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	September 30, 2014	June 30, 2014
Current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395 ps	209,398	213,016	4,325
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	16,327	41,472
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	234	255
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	110,000	27,283	8,968
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	25,590	57,281
Short-term loans	Unsecured	Ps.	Fixed	28.25%	117,432	114,625	2,873
Bank overdrafts	Unsecured	Ps.	Floating	-	-	576,630	401,963
Syndicated loan (iii)	Unsecured	Ps.	Fixed	(iv)	177,339	101,431	101,339
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	(v)	19,333	12,894	12,886
Seller financing of plot of land (v)	Secured	US$	Fixed	3.5%	2,618	2,407	2,335
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	-	5,128
Seller financing of Zetol S.A. (ii)	Secured	US$	Fixed	3.5%	4,500	-	21,207
Other borrowings	Unsecured	-	-	-	-	56,834	74,344
Related parties (Note 34)	Unsecured	Ps.	Floating	Badlar + 300bps	4,635	4,794	71
Related parties (Note 34)	Unsecured	Ps.	Fixed	15.25%	5,000	1,833	1,250
Finance leases obligations	Secured	US$	Fixed	7.5%	325	1,830	1,780
Total Current borrowings						1,155,728	737,477
Total borrowings						4,743,831	4,493,480

NCN: Non-convertible Notes
(i)
Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017. As of the date of these financial statements, the mentioned capital is fully canceled.

(ii)
Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.

(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 34).

(iv)
On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.

(v)	Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Taxes

The details of the provision for the Group’s income tax, is as follows:

	September 30, 2014	September 30, 2013
Current income tax	261,384	(73,016)
Minimum Presumed Income tax (MPIT)	807	-
Deferred income tax	(85,860)	60,068
Income tax	176,331	(12,948)

The gross movement on the deferred income tax account is as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	23,034	(310,700)
Cumulative translation adjustment	(1,233)	(17,948)
Reclassified to assets held for sale	(33,346)	33,346
Income tax expense and deferred income tax	85,860	318,336
End of period / year	74,315	23,034

The Group did not recognize deferred income tax assets of Ps. 23 million and Ps. 22.9 million as of September 30, 2014 and June 30, 2014, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	126,052	17,735
Permanent differences:
Share of profit of associates and joint ventures	56,694	(13,647)
Unrecognized tax losses	2,113	-
Non taxable income	(1,894)	7,291
Others	(7,441)	1,569
Income tax	175,524	12,948
Minimum Presumed Income tax (MPIT)	807	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Shareholders’ equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Repurchase plan involving common shares and GDS issued by IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations,  for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the IRSA’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors decided to increase the maximum price to Ps. 10.00 per common share and US$ 10.50 per GDS. On October 15, 2013, the Board of Directors approved a new increase to the maximum price, raising it to Ps. 11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 the Board of Directors approved a new increase to the maximum price, raising it to Ps. 14.50 per common share and US$ 15.00 per GDS. During the year ended June 30, 2014, the Company repurchased 533,947 common shares (nominal value Ps. 1 per share) for a total of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

On June 10 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Revenues

	September 30, 2014	September 30, 2013
Base rent	304,460	239,807
Contingent rent	86,610	71,744
Admission rights	34,600	28,508
Averaging scheduled rent escalation	9,663	7,541
Parking fees	24,844	19,653
Letting fees	14,135	8,330
Service charges	204,300	160,908
Property management fee	7,483	6,365
Others	2,344	1,194
Total rental and service income	688,439	544,050
Sale of trading properties	4,748	4,286
Revenue from hotel operations	96,827	72,927
Consumer financing	55	184
Total other revenue	101,630	77,397
Total revenues	790,069	621,447

28.	Costs

	September 30, 2014	September 30, 2013
Costs of rental and services costs	284,463	240,945
Cost of sale and development	2,666	3,111
Costs from hotel operations	66,291	49,548
Costs from consumer financing	74	96
Total costs	353,494	293,700

29.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Expenses by nature (Continued)

For the period ended September 30, 2014:

	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	165	91,333	-	37,264	24,872	6,723	160,357
Maintenance, security, cleaning, repair and others	912	76,220	-	8,306	5,138	237	90,813
Taxes, rates and contributions	684	25,638	-	-	2,287	20,130	48,739
Amortization and Depreciation	208	38,585	-	2,838	1,136	63	42,830
Advertising and others selling expenses	-	31,889	-	1,540	-	4,530	37,959
Other expenses	12	8,408	9	141	5,734	238	14,542
Fees and payments for services	5	7,992	65	402	18,169	1,710	28,343
Director´s fees	-	-	-	-	19,377	-	19,377
Food, beverage and other lodging expenses	-	-	-	15,550	1,887	1,297	18,734
Leases and service charges	93	4,398	-	250	789	300	5,830
Allowance for trade and other receivables, net	-	-	-	-	-	2,194	2,194
Cost of sales of properties	587	-	-	-	-	-	587
Total expenses by nature	2,666	284,463	74	66,291	79,389	37,422	470,305

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Expenses by nature (Continued)

For the period ended September 30, 2013:

	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	38	71,686	-	28,168	23,353	5,517	128,762
Maintenance, security, cleaning, repair and others	847	58,212	-	6,221	3,377	134	68,791
Taxes, rates and contributions	805	18,520	-	106	1,692	15,601	36,724
Amortization and Depreciation	143	50,978	-	2,729	1,220	54	55,124
Advertising and others selling expenses	1	26,152	-	925	320	3,654	31,052
Other expenses	5	4,549	3	95	2,685	124	7,461
Fees and payments for services	13	7,059	93	209	7,585	1,212	16,171
Directors fees	-	-	-	-	15,138	-	15,138
Food, beverage and other lodging expenses	-	-	-	10,889	1,422	772	13,083
Leases and service charges	363	3,789	-	206	1,657	221	6,236
Allowance for trade and other receivables, net	-	-	-	-	29	3,397	3,426
Cost of sales of properties	896	-	-	-	-	-	896
Total expenses by nature	3,111	240,945	96	49,548	58,478	30,686	382,864

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Employee costs

	September 30, 2014	September 30, 2013
Salaries, bonuses and social security expenses	137,404	110,120
Costs of equity incentive plan and defined contribution plan	12,503	6,862
Other employee costs and benefits	10,450	11,780
Total employee costs	160,357	128,762

31.	Other operating results, net

	September 30, 2014	September 30, 2013
Gain (Loss) from disposal of equity interest in associate	8,758	-
Tax on shareholders’ personal assets	(508)	(1,634)
Donations	(3,731)	(2,758)
Judgments and other contingencies (1)	(759)	(3,367)
Others	(942)	(1,773)
Total other operating results, net	2,818	(9,532)
(1)	Includes legal expenses.

32.	Financial results, net

	September 30, 2014	September 30, 2013
Finance income:
- Interest income	9,503	12,767
- Foreign exchange	10,127	30,706
- Dividends income	4,195	3,061
Total finance income	23,825	46,534
Finance costs:
- Interest expense	(178,430)	(101,263)
- Foreign exchange	(129,140)	(186,593)
- Other finance costs	(21,590)	(12,464)
Subtotal finance costs	(329,160)	(300,320)
Less: Capitalized finance costs	2,034	6,390
Total finance costs	(327,126)	(293,930)
Other financial results:
- Fair value gain of financial assets at fair value through profit or loss, net	119,120	47,067
- Loss on derivative financial instruments, net	(32,107)	(5,226)
- Loss on repurchase of Non-Convertible Notes	-	(14,271)
Total other financial results	87,013	27,570
Total financial results, net	(216,288)	(219,826)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Share-based payments

Equity incentive plan

The Group incurred a charge of Ps. 12,252 and Ps. 5,932 for the three-month periods ended September 30, 2014 and 2013, respectively.

34.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:
-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2014:

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	604	-	(1,259)	-	-
	Corporate services	-	-	-	-	(18,265)	-	-
	Sale of good and/or services	-	-	216	-	-	-	-
	Transfer of VAT	-	-	-	-	(63)	-	-
	Leases and/or rights of use	-	-	106	-	-	-	-
	Non-Convertible Notes	14,078	-	-	-	-	(59,052)	(1,504)
	Long-term incentive plan	-	-	-	-	(14,124)	-	-
	Share-based payments	-	-	-	-	(4,214)	-	-
Total Parent Company		14,078	-	926	-	(37,925)	(59,052)	(1,504)
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	139	-	(406)	-	-
	Borrowings	-	-	-	-	-	(10,559)	(20,208)
	Leases and/or rights of use	-	-	114	-	-	-	-
	Commissions per stands	-	-	59	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	793	-	-	-	-
Manibil S.A.	Contributions to be paid in			7,350
New Lipstick LLC	Reimbursement of expenses	-	-	2,382	-	-	-	-
Banco de crédito y securitización	Leases and/or rights of use	-	-	47	-	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	(62)	(654)	-	-
	Reimbursement of expenses	-	-	698	-	(642)	-	-
Total Associates		-	-	11,582	(62)	(1,702)	(10,559)	(20,208)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint ventures
Baicom Networks S.A.	Contributions to be paid in	-	-	10	-	-	-	-
	Management fees	-	-	5	-	-	-	-
	Borrowings	-	1,187	-	-	-	-	-
	Reimbursement of expenses	-	-	350	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	201	-	-	-	-
	Borrowings	-	-	63	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	123	-	-	-	-
	Borrowings	-	-	71	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	894	-	-	-	-
	Borrowings	-	-	4	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	(143,399)	-
	Proceeds from leasing	-	-	302	-	-	-	-
	Other receivables	-	-	110,860	-	-	-	-
	Reimbursement of expenses	-	-	6	-	(13)	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	191	-	-	-	-
	Proceeds from leasing	-	-	86	-	(4)	-	-
	Leases and/or rights of use	-	-	-	-	(848)	-	-
	Management fees	-	-	1,581	-	-	-	-
	Share-based payments	-	-	366	-	-	-	-
	Borrowings	-	-	-	-	-	-	(4,794)
Puerto Retiro S.A.	Borrowings	-	-	1,862	-	-	-	-
	Reimbursement of expenses	-	-	216	-	-	-	-
Quality Invest S.A.	Management fees	-	-	22	-	(45)	-	-
	Reimbursement of expenses	-	-	95	-	-	-	-
Total Joint Ventures		-	1,187	117,308	-	(910)	(143,399)	(4,794)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of the parent company
Exportaciones Agroindustriales	Borrowings	-	-	1,884	-	-	-	-
	Other liabilities	-	-	-	-	(2,334)	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	164	-	(29)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total Subsidiaries of the parent company		-	-	2,049	-	(2,363)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	3,048	-	(145)	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	4	-	-	-	-
	Legal services	-	-	25	-	(65)	-	-
Austral Gold	Reimbursement of expenses	-	-	3	-	(1)	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	278	-	-	-	-
	Borrowings	-	-	4	-	-	-	-
EMP	Management fees	-	-		-	(32)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	79	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-		-	(8)	-	-
Inversiones Financieras del Sur S.A.	Borrowings	-	-	-	-	(5)	-	-
IRSA Developments LP	Capital contributions	-	-	-	-	(13)	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	-	(178)	-	-
	Leases and/or rights of use	-	-	795	-	-	-	-
Total other related parties		-	-	4,236	-	(447)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Directors and Senior Management
Directors	Fees	-	-	-	(2,750)	(26,338)	-	-
	Reimbursement of expenses	-	-	301	-	(10)	-	-
	Guarantee deposits	-	-	-	(8)	-	-	-
Total Directors and Senior Management		-	-	301	(2,758)	(26,348)	-	-
Total		14,078	1,187	136,402	(2,820)	(69,695)	(213,010)	(26,506)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	16	-	(3,723)	-	-	-
	Corporate services	-	-	-	-	(33,710)	-	-	-
	Sale of good and/or services	-	-	701	-	-	-	-	-
	Dividends payable	-	-	-	-	(36,462)	-	-	-
	Leases and/or rights of use	-	-	1,598	-	-	-	-	-
	Non-Convertible Notes	14,079	-	-	-	-	(56,972)	(2,023)	-
	Long-term incentive plan	-	-	-	-	(10,557)	-	-	-
	Share-based payments	-	-	-	-	(3,673)	-	-	-
Total Parent Company		14,079	-	2,315	-	(88,125)	(56,972)	(2,023)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(1,547)	-	-
	Borrowings	-	-	-	-	-	(17,781)	(23,285)
	Derivatives	-	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	-	200	-	-	-	-	-
	Commissions per stands	-	-	59	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	765	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	2,297	-	-	-	-	-
Banco de crédito y securitización	Leases and/or rights of use	-	-	19	-	(80)	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	(175)	(677)	-	-	-
	Reimbursement of expenses	-	-	687	-	-	-	-	-
	Commissions per stands	-	-	19	-	-	-	-	-
Total Associates		-	-	4,046	(175)	(2,304)	(17,781)	(23,285)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Joint Ventures
	Contributions to be paid in	-	-	10	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	2	-	-	-	-	-
	Borrowings	-	1,143	-	-	-	-	-	-
	Reimbursement of expenses	-	-	193	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	165	-	-	-	-	-
	Borrowings	-	-	20	-	-	-	-	-
Entertainment Universal S.A.	Reimbursement of expenses	-	-	103	-	-	-	-	-
	Borrowings	-	-	68	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	864	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	-	66	-	(9)	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	223	-	(72)	-	-	-
	Proceeds from leasing	-	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	-	(630)	-	-	-
	Management fees	-	-	1,338	-	-	-	-	-
	Share-based payments	-	-	304	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(71)	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	160	-	-	-	-	-
	Borrowings	-	-	3,230	-	-	-	-	-
	Reimbursement of expenses	-	-	213	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	-	64	-	-	-	-	-
Total Joint Ventures		-	1,143	7,049	-	(774)	(133,314)	(71)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Subsidiaries of the parent company
Cactus Argentina S.A.	Reimbursement of expenses	-	-	2	-	(515)	-	-	-
Exportaciones Agroindustriales	Borrowings	-	-	2,134	-	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	138	-	(29)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	2,275	-	(544)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	14,378	-	(11,099)	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	4	-	-	-	-	-
	Legal services	-	-	-	-	(513)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	8	-	(1)	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	228	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
EMP	Management fees	-	-	-	-	(31)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	72	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	-	(8)	-	-	-
Inversiones Financieras del Sur S.A.	Borrowings	-	-	378	-	(5)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	-	(13)	-	-	-
Museo de los niños	Reimbursement of expenses	-	-	767	-	(9)	-	-	-
Total other related parties		-	-	15,839	-	(11,679)	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Directors and Senior Management
Directors	Fees	-	-	301	-	(13,225)	-	-	-
	Reimbursement of expenses	-	-	-	-	(10)	-	-	-
	Tenant deposits	-	-	-	(20)	-	-	-	-
Total Directors and Senior Management		-	-	301	(20)	(13,235)	-	-	-
Total		14,079	1,143	31,825	(195)	(116,661)	(208,067)	(25,379)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2014:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A.	616	-	(21,451)	-	(2,678)	-	-
Total Parent Company	616	-	(21,451)	-	(2,678)	-	-
Associates
Banco Hipotecario S.A.	148	-	-	-	(549)	-	-
Banco de crédito y securitización	915	-	-	-	-	-	-
Tarshop S.A.	2,219	-	-	-	-	-	-
Total Associates	3,282	-	-	-	(549)	-	-
Joint Ventures
Baicom Networks S.A.	-	3	-	-	34	-	-
Cyrsa S.A.	-	-	-	-	(5,606)	-	-
Nuevo Puerto Santa Fe S.A.	(239)	310	-	-	(300)	-	-
Puerto Retiro S.A.	-	-	-	-	277	-	-
Quality Invest S.A.	-	54	-	-	-	-	-
Total Joint Ventures	(239)	367	-	-	(5,595)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(808)	-	-	-
Fundación IRSA	-	-	-	-	-	(1,159)	-
Isaac Elsztain e Hijos S.C.A.	(158)	-	-	-	-	-	-
Consultores Asset Management S.A.	-	79	-	-	-	-	-
Hamonet S.A.	(82)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	52	-	-
Total Other related parties	(240)	79	-	(808)	52	(1,159)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(2,333)
Directors	-	-	-	-	-	-	(16,731)
Total Directors and Senior Management	-	-	-	-	-	-	(19,064)
Total	3,419	446	(21,451)	(808)	(8,770)	(1,159)	(19,064)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A.	316	-	(27,851)	-	1,768	-	-
Total Parent Company	316	-	(27,851)	-	1,768	-	-
Associates
Banco Hipotecario S.A.	120	-	-	-	(676)	-	-
Tarshop S.A.	1,597	-	-	-	-	-	-
Total Associates	1,717	-	-	-	(676)	-	-
Joint Ventures
Baicom Networks S.A.	-	3	-	-	28	-	-
Cyrsa S.A.	-	-	-	-	(4,027)	-	-
Nuevo Puerto Santa Fe S.A.	(126)	117	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	231	-	-
Quality Invest S.A.	-	54	-	-	-	-	-
Total Joint Ventures	(126)	174	-	-	(3,768)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(700)	-	-	-
Fundación IRSA	-	-	-	-	-	(550)	-
Isaac Elsztain e Hijos S.C.A.	(105)	-	-	-	-	-	-
Hamonet S.A.	(55)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	61	-	-
Total Other related parties	(160)	-	-	(700)	61	(550)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(1,514)
Directors	-	-	-	-	-	-	(13,624)
Total Directors and Senior Management	-	-	-	-	-	-	(15,138)
Total	1,747	174	(27,851)	(700)	(2,615)	(550)	(15,138)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gomez 3825 – C.A.B.A.

(i)     On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

36.	CNV General Resolution N°. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment properties and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 37 Equity investments
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E – Provisions	Note 17 Trading and other receivables and Note 23 Provisions
Exhibit F - Cost of sales and services provided	Note 12 Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 38 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
Joint Ventures
Baicom Networks S.A.	Common shares 1 vote	4,701,455	3,122	2,950	Not publicly traded	Real estate	Argentina	09.30.14	9,403	(334)	6,245	50.00%
	Irrevocable contributions		-	340
	Higher value		276	276

Cyrsa S.A.	Common shares 1 vote	8,748,269	43,436	152,229	Not publicly traded	Real estate	Argentina	09.30.14	17,497	7,833	86,871	50.00%

Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	24,414	19,092	Not publicly traded	Investment	Argentina	09.30.14	44,791	10,802	48,904	50.00%
	Irrevocable contributions		40	721
	Lower / Higher value		(23,192)	(23,192)
	Goodwill		26,647	26,647

Entretenimiento Universal S.A.	Common shares 1 vote	300	(41)	(59)	Not publicly traded	Event organization and others	Argentina	09.30.14	(1) 12	679	(1,548)	50.00%

Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	20,179	21,566	Not publicly traded	Commercial real estate	Argentina	09.30.14	27,750	2,476	40,359	50.00%
	Higher value		3,936	3,980
	Goodwill		1,323	1,323

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
Puerto Retiro S.A.	Common shares 1 vote	23,067,250	15,192	13,868	Not publicly traded	Real estate	Argentina	09.30.14	46,135	(906)	33,930	50.00%
	Irrevocable contributions		1,773	1,781
	Higher value		29,209	29,209

Quality Invest S.A.	Common shares 1 vote	70,314,342	66,471	64,402	Not publicly traded	Real estate	Argentina	09.30.14	140,629	3,138	132,941	50.00%
	Irrevocable contributions		-	500
	Goodwill		3,911	3,911
	Higher value		(2,887)	(2,886)
Total Joint Ventures			213,809	316,658
Associates
Avenida Inc	Common shares 1 vote	4,742,836	24,520	2,023	Not publicly traded	Investment	United States	09.30.14	151,384	(4,841)	138,705	17.68%
	Goodwill		5,570	9,073

Banco de Crédito & Securitización S.A.	Common shares 1 vote	3,984,375	13,780	13,610	Not publicly traded	Financial	Argentina	09.30.14	62,500	(1) (2) 50,782	235,212	6.38%

Banco Hipotecario S.A.	Common shares 1 vote	446,515,208	1,256,100	1,212,781	4.25	Financial	Argentina	09.30.14	1,500,000	(1) (2) 503,677	4,350,612	29.77%
	Higher value		(963)	(1,156)
Bitania 26 S.A.	Common shares 1 vote	4,724,203	12,765	12,308	Not publicly traded	Real estate	Argentina	09.30.14	20,000	933	26,051	49.00%
	Goodwill		1,736	1,736
	Higher value		7,973	8,085

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
IDB Development Corporation Ltd	Common shares 1 vote	76,620,163	756,395	595,342	(3) 4.313	Investment	Israel	09.30.14	-	-	-	49.00%

Lipstick Management LLC	Common shares 1 vote	N/A	2,031	1,689	Not publicly traded	Management company	United States	09.30.14	-	(2) 47	(2) 489	49.00%
	Irrevocable contributions			50

Manibil S.A.	Common shares 1 vote	30,397,880	39,575	38,279	Not publicly traded	Real estate	Argentina	09.30.14	62,037	2,645	80,766	49.00%
	Goodwill		10	10

New Lipstick LLC	Common shares 1 vote	N/A	(218,389)	(193,590)	Not publicly traded	Real State	United States	09.30.14	-	(2) (8,317)	(2) (80,774)	49.87%
	Irrevocable contributions		1,467	16,667

Supertel	Common shares 1 vote	1,261,723	5,017	31,577	2.23	Hotel	United States	09.30.14	(2) 8	(2) 959	(2) (7,672)	49.00%

Tarshop S.A.	Common shares 1 vote	26,759,288	19,911	23,530	Not publicly traded	Consumer financing	Argentina	09.30.14	133,796	(18,098)	98,550	20.00%
	Higher value		(4,601)	(4,849)
Total Associates			1,922,897	1,767,165
Total investments in associates and joint ventures			2,136,706	2,083,823

(1)           The balances correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of       the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.
(2)           Amounts stated in US dollars (US$).
(3)	Market value in NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

38.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 09.30.14	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.14
Assets
Restricted assets
US Dollar	1,049	8.33	8,742	-	-	-
Total current restricted assets			8,742			-
Trade and other receivables
US Dollar	9,198	8.33	76,622	7,970	8.033	64,019
Euros	3	10.510	28	2	10.991	26
Swiss francs	28	8.720	242	27	9.051	242
Uruguayan Pesos	743	0.361	268	1,100	0.356	392
Total trade and other receivables			77,160			64,679
Investments in financial assets
US Dollar	41,399	8.33	344,852	35,240	8.033	283,083
Pounds	1,052	13.500	14,206	1,021	13.913	14,206
New Israel Shekel	-	-	-	5	2.377	13
Total investments in financial assets			359,058			297,302
Derivative financial instruments
US Dollar	703	8.33	5,856	4,622	2.377	10,986
New Israel Shekel	4,407	2.261	9,963	-	-	-
Total derivative financial instruments			15,819			10,986
Cash and cash equivalents
US Dollar	34,660	8.33	288,720	15,147	8.033	121,674
Euros	106	10.510	1,118	116	10.991	1,278
Brazilian Reais	1	3.350	4	2	3.550	6
Swiss francs				-	9.051	1
Uruguayan Pesos	654	0.361	236	90	0.356	32
New Israel Shekel	1,829	2.261	4,136	116,210	2.377	276,235
Pounds	2	13.500	32	2	13.913	32
Total cash and cash equivalents			294,246			399,258
Total assets as of 09.30.14			755,025			-
Total assets as of 06.30.14						772,225

Liabilities
Trade and other payables
US Dollar	10,316	8.133	83,902	15,143	8.133	123,156
Uruguayan Pesos	21,034	0.382	8,035	1,486	0.382	567
Total trade and other payables			91,937			123,723
Borrowings
US Dollar	433,248	8.133	3,523,609	426,670	8.133	3,470,110
Total borrowings			3,523,609			3,470,110
Derivative Financial Instruments
New Israel Shekel	152,389	2.261	344,551	134,980	2.377	320,847
Total derivative financial instruments			344,551			320,847
Provisions
US Dollar	207	8.133	1,686	200	8.133	1,627
Total provisions			1,686			1,627
Total liabilities as of 09.30.14			3,961,783			-
Total liabilities as of 06.30.14						3,916,307
(1)           Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2)           Exchange rate as of September 30, 2014 and June 30, 2014 according to Banco Nación Argentina records.
(3)           The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. (See Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

39.	Group of assets and liabilities held for sale

Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that form part of the international business segment, have been reported in the balance sheet as of June 30, 2014 as available for sale as per the contract for the sale of the building entered into on May 16, 2014. The transaction is subject to compliance with certain conditions which were complied during September 2014. Once conditions are met, the company should leave the amount of US$ 1 million in escrow for six months, because of possible latent defects.

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including some goodwill related to the acquisition, no impairment has been recorded as of June 30, 2014.

The following table shows the main assets and liabilities available for sale:

Assets held for sale

06.30.14
Investment properties	1,098,990
Intangible assets – Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivative financial instruments	299
Total	1,357,866

Liabilities directly associated with assets classified as held for sale

06.30.14
Trade and other liabilities	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

As indicated in note 3, on September 29, 2014, the sale of the Madison 183 Building was finalized in the amount of US$ 185 million. Proceeds from the sale were Ps. 1,535 million, while associated costs amounted to Ps. 1,238 million, thus making a gain on the transaction of Ps. 296.5 million, included in the line item Gain / (loss) on sale of investment properties in the Statement of income.

Upon the sale, the Company deposited Ps. 8.7 million under escrow to cover for potential additional costs that may arise in relation to the transaction, which amount is accounted for under Restricted assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

40.	Subsequent events

•     On October 8, 2014, the Group through IRSA signed the transfer deed for the sale of the 22nd and 23th floors of the building Bouchard 551. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

•     On October 17, 2014, Rigby 183 LLC reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders.

•     On October 22, 2014, the Group through IRSA signed the transfer deep for the sale of the 10th floor, two parking units of the Building Maipú 1300 and one parking unit of the building Libertador 498.The total price of the transaction was US$ 1.4 million.

•     On October 28, 2014, the Group through IRSA signed the transfer deed for the sale of 9th, 10th and 11th floors of the building Bouchard 551. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 243.3 million.

•     On October 30, 2014, the Group – through its subsidiaries — subscribed an additional sum of US$ 21 million in Dolphin Fund Ltd. (“Dolphin”). Such amount will be allocated to increase Dolphin’s investment in IDB Development Corporation Ltd.

•     On October 31, 2014, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year ended June 30, 2014, approved to adjourn the meeting to November 14, 2014, in order to consider the following issues: (i) Updated report on the Service Sharing Agreement; (ii) Report on the outcome of the tender offer to exchange shares of Tip Hogar by SAMAP shares (today Alto Palermo SA, or APSA), and approval of Board’s actions; (iii) Consider the amendment of section 1 of the corporate bylaws to conform to the Capital Markets Law in force; (iv) Consider the amendment of section 24 of the corporate bylaws (remote attendance to Shareholders’ Meetings); (v) The Share Repurchase Plan and GDS issued by the Company and their purpose; (vi) Updated report on Incentive Plan granted to the Company’s officers as approved and ratified by the Shareholders’ Meetings held in 2009/2010/2011/2012 and 2013. The approval of such amendments as per the observations made by the CNV (Argentine Exchange Commission), including the assignment of economic rights on the shares under the Plan. The incorporation of a benefit granted to all employees, including those of controlled companies.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

40.	Subsequent events (Continued)

•     On November 5, 2014, the Group executed a conveyance deed evidencing a barter and mortgage transaction in favor of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of US$ 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at US$ 0.7 million).

•     On November 7, 2014, the Group through IRSA signed the transfer deed for the sale of the 21st floor of the Building Bouchard 551. The total price of the transaction was Ps. 75.6 million. Such transaction generated a gain before tax of approximately Ps. 63.9 million.

•     Due to changes in the business framework Tarshop is going through a restructuring process involving its operations, with the addition of a Visa / Tarshop marketing scheme to its financial product range. In this respect, on September 5, 2014, it entered into an agreement with Visa Argentina S.A. to roll out the card indicated above, which forms part of the business plan approved by the Board, in force as from this year. In line with the descriptions above, the Group, through APSA, approved, together with our associate Banco Hipotecario S.A., a capitalization in the total amount of Ps. 110 million, to be carried out in proportion to their respective shareholdings, with an initial irrevocable capital contribution for such amount.

•     On October 24, 2014, the Tel Aviv Stock Exchange allowed Dolphin Netherlands B.V. to release additional shares of IDBD; therefore, 50,061,592 IDBD shares and 335,715 warrants of Series 2 and 3 remained subject to the lock-up arrangement indicated above.

•     On November 2, 2014, Dolphin Netherlands B.V. exercised 15,998,797 warrants of Series 1 of IDBD. As a result of this exercise, as of the date of these consolidated financial statements, DN B.V. held an aggregate amount of 92,618,950 shares, 16,170,392 warrants Series 2 and 15,998,787 warrants Series 3 of IDBD, with a non-diluted equity interest in IDBD of 31.26% and a fully diluted equity interest of 32.38%.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statements of financial position as of September 30, 2014, and the unaudited condensed interim consolidated statement of income and comprehensive income for the three-month period ended September 30, 2014 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and unaudited condensed interim consolidated statement of cash flows for the three-month period ended September 30, 2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d)
at September 30, 2014, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 375,335 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2014	06.30.2014
ASSETS
Non-current Assets
Investment properties	6	944,273	736,865
Property, plant and equipment	7	8,377	8,164
Trading properties	8	8,387	8,387
Intangible assets	9	57,870	57,893
Investments in subsidiaries, associates and joint ventures	5	3,445,014	3,441,214
Deferred income tax assets	20	372,532	327,789
Income tax and minimum presumed income tax credit		102,695	102,695
Trade and other receivables	12	419,440	400,860
Investments in financial assets	13	83	91
Total Non-current Assets		5,358,671	5,083,958
Current Assets
Trading properties	8	2,573	2,652
Inventories	10	618	584
Trade and other receivables	12	227,577	105,491
Income tax and minimum presumed income tax ("MPIT") credit		14,777	14,657
Investments in financial assets	13	9,619	54,330
Derivative financial instruments	14	-	650
Cash and cash equivalents	15	31,483	43,440
Total Current Assets		286,647	221,804
TOTAL ASSETS		5,645,318	5,305,762
SHAREHOLDERS’ EQUITY
Shared capital		573,771	573,771
Treasury stock		4,905	4,905
Inflation adjustment of share capital		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(37,906)	(37,906)
Changes in non-controlling interest		(16,904)	(21,808)
Reserve for share-based payments		63,299	53,235
Legal reserve		116,840	116,840
Special reserve		375,487	375,487
Reserve for new developments		413,206	413,206
Cumulative translation adjustment		435,587	398,931
Retained earnings		(781,611)	(784,869)
TOTAL SHAREHOLDERS’ EQUITY		2,063,126	2,008,244
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	7,528	4,793
Borrowings	19	2,706,197	2,815,958
Provisions	18	3,831	4,196
Total Non-Current Liabilities		2,717,556	2,824,947
Current Liabilities
Trade and other payables	16	67,535	147,948
Salaries and social security liabilities	17	4,797	6,735
Borrowings	19	776,480	303,832
Derivative financial instruments	14	242	-
Provisions	18	15,582	14,056
Total Current Liabilities		864,636	472,571
TOTAL LIABILITIES		3,582,192	3,297,518
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,645,318	5,305,762

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

 1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income
for the three-month periods beginning on July 1st, 2014 and 2013 and ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	09.30.2014	09.30.2013
Revenues	22	89,856	71,065
Costs	23	(25,585)	(25,991)
Gross profit		64,271	45,074
Gain from disposal of investment properties	6	20,977	-
General and administrative expenses	24	(20,338)	(14,629)
Selling expenses	24	(5,031)	(8,758)
Other operating results, net	26	(4,288)	(2,710)
Profit from operations		55,591	18,977
Share of profit of subsidiaries, associates, and joint ventures	5	83,154	127,768
Profit from operations before financial results and income tax		138,745	146,745
Finance income	27	20,942	22,884
Finance cost	27	(200,729)	(209,523)
Other financial results	27	(443)	21,324
Financial results, net	27	(180,230)	(165,315)
Loss before income tax		(41,485)	(18,570)
Income tax	20	44,743	50,952
Profit for the period		3,258	32,382

Profit per share for the period:
Basic		0.01	0.056
Diluted		0.01	0.056

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

  2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods beginning on July 1st, 2014 and 2013 and ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	09.30.2014	09.30.2013
Profit for the period	3,258	32,382
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures	36,656	14,911
Other comprehensive income for the period (i)	36,656	14,911
Total comprehensive income for the period	39,914	47,293

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2014	573,771	4,905	123,329	793,123	(37,906)	(21,808)	53,235	116,840	375,487	413,206	398,931	(784,869)	2,008,244
Profit for the period	-	-	-	-	-	-		-	-	-	-	3,258	3,258
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	36,656	-	36,656
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	36,656	3,258	39,914
Reserve for share-based compensation	-	-	-	-	-	-	10,064		-	-	-	-	10,064
Changes in non-controlling interest	-	-	-	-	-	4,904	-	-	-	-	-	-	4,904
Balance at September 30, 2014	573,771	4,905	123,329	793,123	(37,906)	(16,904)	63,299	116,840	375,487	413,206	435,587	(781,611)	2,063,126

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements
(1)               Related to CNV General Resolution No. 609/12. See Note 21.
(2)               Includes Ps. 1,045 of inflation adjustment of Treasury Stock. See Note 21

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity
Balance at July 1st, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	32,382	32,382
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	14,911	-	14,911
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	14,911	32,382	47,293
Reserve for share-based compensation	-	-	-	-	-	-	5,730		-	-	-	-	5,730
Purchase of Treasury stock	(170)	170	-	-	(1,182)	-	-		-	-	-	-	(1,182)
Balance at September 30, 2013	578,506	170	123,329	793,123	(1,182)	(20,782)	13,988	85,140	395,249	492,441	65,687	271,710	2,797,379

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 21.
(2)	Includes Ps. 36 of inflation adjustment of Treasury Stock. See Note 21.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	09.30.2014	09.30.2013
Operating activities:
Cash generated from the operations	15	6,585	20,396
Income tax paid		-	(6,454)
Net cash generated by operating activities		6,585	13,942
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(2,916)	(873)
Additions of investment properties	6	(168,499)	(830)
Proceeds from sale of investment properties	6	23,864	118,936
Proceeds from sale of joint ventures	9	-	7,736
Additions of property, plant and equipment	7	(380)	(383)
Purchase of intangible assets	9	(28)	-
Additions of investments in financial assets		(141,202)	(98,224)
Proceeds from sale of investments in financial assets		138,711	17,749
Interest received from subsidiaries, associates and joint ventures		-	518
Loans granted to subsidiaries, associates and joint ventures		(9)	(14,502)
Share-holding increase in equity investees associates		(1,094)	-
Dividends received		-	1,536
Net cash used / generated by investing activities		(151,553)	31,663
Financing activities:
Bank overdrafts, net		211,144	115,694
Payment of non-convertible notes		-	(97,887)
Interest paid		(149,721)	(94,236)
Repurchase of treasury stock		-	(1,182)
Proceeds from borrowings		110,000	-
Acquisition of derivative financial instruments		(398)	-
Proceeds from derivative financial instruments		29	-
Payment of borrowings from subsidiaries, associates and joint ventures		(1,375)	-
Proceeds from borrowings from subsidiaries, associates and joint ventures		10,689	6,536
Dividends paid		(48,179)	-
Net cash generated / used in financing activities		132,189	(71,075)
Net Decrease in cash and cash equivalents		(12,779)	(25,470)
Cash and cash equivalents at the beginning of the year	15	43,440	62,788
Foreign exchange gain on cash and cash equivalents		822	1,568
Cash and cash equivalents at end of period		31,483	38,886

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.           General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Autonomous City of Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America and Israel.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Financial Statements have been prepared in accordance with the Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Science (“FACPCE”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2014 prepared in accordance with the Technical Resolution No. 26. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

These Condensed Interim Separate Financial Statements corresponding to the three-month periods ended September 30, 2014 and 2013 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s three-month periods ended September 30, 2014 and 2013 results do not necessarily reflect the proportion of the Company’s full-year results.

2.2.           Significant accounting policies

The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2014, and are based on those IFRS in force as of June 30, 2014 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). In addition, the most significant accounting policies are described in the Annual Separate Financial Statements.

2.3.           Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2014, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative Information

Balance items as of September 30, 2013 and June 30, 2014 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

  8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

During the last twelve months, the Argentine Peso devalued against the US$ and other currencies by around 50%, which has an impact in comparative information presented in these Financial Statements, mainly due to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 34.

3.           Acquisitions and disposals

See acquisitions and disposals made by the Company for the three-month period ended September 30, 2014 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.           Financial risk management

4.1           Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

4.2           Fair value estimates

Since June 30, 2014, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost) (see Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements) nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2014 and for the year ended June 30, 2014:

	September 30, 2014	June 30, 2014
Beginning of the period / year	3,441,214	3,570,642
Capital contribution	2,916	201,276
Share of profit, net	83,154	(260,724)
Translation adjustment	36,656	348,155
Cash dividends (i)	(1,850)	(413,615)
Reimbursement of expired dividends	-	1,618
Capital reduction	(123,074)	-
Acquisition of non-controlling interest	5,998	182
Reserve for share-based payments	-	(6,320)
End of the period / year	3,445,014	3,441,214

(i)
During the three-month period ended September 30, 2014, Cyrsa distributed dividends for an amount of Ps. 1.9 million. During the year ended June 30, 2014, BHSA, Palermo Invest S.A., Inversora Bolivar S.A., APSA, E-Commerce Latina S.A. and  Manibil S.A., distributed dividends for an amount of Ps. 1.5 million, Ps. 6.3 million, Ps. 7.7 million, Ps. 389.5 million, Ps. 7.7 million and Ps. 0.8 million, respectively.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Office buildings and other rental properties portfolio	Undeveloped parcel of lands	Total
At July 1st, 2013:
Costs	849,280	117,556	966,836
Accumulated depreciation	(162,048)	-	(162,048)
Residual value	687,232	117,556	804,788
Year ended June 30, 2014:
Additions	3,216	343	3,559
Disposals	(46,977)	-	(46,977)
Transfers	251	1,550	1,801
Depreciation (i)	(26,306)	-	(26,306)
Residual value at year end	617,416	119,449	736,865
At June 30, 2014:
Costs	802,835	119,449	922,284
Accumulated depreciation	(185,419)	-	(185,419)
Residual value	617,416	119,449	736,865
Period ended September 30, 2014:
Additions	2,101	214,594	216,695
Disposals	(2,887)	-	(2,887)
Depreciation charge (i)	(6,400)	-	(6,400)
Residual value at period end	610,230	334,043	944,273
At September 30, 2014:
Costs	801,530	334,043	1,135,573
Accumulated depreciation	(191,300)	-	(191,300)
Residual value	610,230	334,043	944,273

(i)     Depreciation charges of investment properties were included in “Costs” in the Statement of Income (Note 24).

The following amounts have been recognized in the statement of income:

	September 30, 2014	September 30, 2013
Rental and service income	88,750	66,779
Direct operating expenses	(24,714)	(24,179)
Gain from disposal of investment property	20,977	-

  11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.           Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2013:
Costs	19,256	3,110	11,709	221	34,296
Accumulated depreciation	(12,013)	(2,668)	(10,713)	(221)	(25,615)
Residual value	7,243	442	996	-	8,681
Year ended June 30, 2014:
Additions	108	14	545	-	667
Depreciation (i)	(598)	(63)	(523)	-	(1,184)
Residual value at year end	6,753	393	1,018	-	8,164
At June 30, 2014
Costs	19,364	3,124	12,254	221	34,963
Accumulated depreciation	(12,611)	(2,731)	(11,236)	(221)	(26,799)
Residual value	6,753	393	1,018	-	8,164
Period ended September 30, 2014:
Additions	120	8	252	-	380
Depreciation (i)	(4)	(16)	(147)	-	(167)
Residual value at period end	6,869	385	1,123	-	8,377
At September 30, 2014:
Costs	19,484	3,132	12,506	221	35,343
Accumulated depreciation	(12,615)	(2,747)	(11,383)	(221)	(26,966)
Residual value	6,869	385	1,123	-	8,377

(i)     Depreciation charges of property, plant and equipment were included in “Cost” and “General and administrative expenses” in the statement of income (Note 24).

  12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.           Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Properties under development	Under developed sites	Total
At July 1st, 2013	4,708	8,200	1,550	14,458
Disposals (i)	(1,618)	-	-	(1,618)
Transfers	(251)	-	(1,550)	(1,801)
At June 30, 2014	2,839	8,200	-	11,039
Disposals (i)	(79)	-	-	(79)
At September 30, 2014	2,760	8,200	-	10,960

(i)     Corresponds to the carrying amount of properties transferred included in "Cost" in the statement of income (Note 24).

9.           Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Goodwill	Computer Software	Units to be received from barters	Total
At July 1st, 2013:
Costs	5,481	1,825	52,205	59,511
Accumulated depreciation	-	(1,368)	-	(1,368)
Residual value	5,481	457	52,205	58,143
Year ended June 30, 2014:
Additions	-	17	-	17
Disposals	-	(46)	-	(46)
Amortization charges (i)	-	(221)	-	(221)
Residual value at year end	5,481	207	52,205	57,893
At June 30, 2014:
Costs	5,481	1,775	52,205	59,461
Accumulated depreciation	-	(1,568)	-	(1,568)
Residual value	5,481	207	52,205	57,893
Period ended September 30, 2014:
Additions	-	28	-	28
Amortization charges (i)	-	(51)	-	(51)
Residual value at period end	5,481	184	52,205	57,870
At September 30, 2014:
Costs	5,481	1,803	52,205	59,489
Accumulated depreciation	-	(1,619)	-	(1,619)
Residual value	5,481	184	52,205	57,870
(i)     Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 24).

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.           Inventories

Company’s inventories as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Current
Materials and other inventories (i)	618	584
Current inventories	618	584
Total inventories	618	584

(i)	The cost of inventories is recorded in “Costs” in the statement of income (Note 24).

11.	Financial instruments by category

Determination of fair values

See determination of fair value in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables presents the financial assets and financial liabilities of the Company that are measured at fair value as of September 30, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	83	-	-	83
- Mutual funds	4,441	-	-	4,441
- Other investments	5,178	-	-	5,178
Cash and cash equivalents
- Mutual funds	104	-	-	104
Total assets	9,806	-	-	9,806
Liabilities
Derivative financial instruments:
- Interest rate swaps	-	242	-	242
Total liabilities	-	242	-	242

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	91	-	-	91
- Mutual funds	51,282	-	-	51,282
- Other investments	3,048	-	-	3,048
Derivative financial instruments:
- Interest rate swaps	-	650	-	650
Cash and cash equivalents
- Mutual funds	100	-	-	100
Total assets	54,521	650	-	55,171

The derivative financial instruments are classified as Level 2 since their fair value is calculated under the discounted cash flow method. The main parameter used in that model is interest rate futures (see Note 14).

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Interest rate swaps	Cash flows	Theoretical price	Interest rate forward contract and cash flows

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables

Company’s trade and other receivables, as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Non-current
Sale, leases and services receivable	1,421	788
Non-current trade accounts receivables	1,421	788
Trade accounts receivables of joint venture	3,332	3,213
Others	210	210
Non-current other receivables	3,542	3,423
Related parties (Note 29)	414,477	396,649
Total non-current trade and other receivables	419,440	400,860
Current
Sale, leases and services receivable	16,087	15,484
Checks to be deposited	10	129
Overdue debtors and debtors under legal proceedings	6,866	6,672
Less: Allowance for trade accounts receivables	(8,533)	(8,114)
Trade accounts receivables	14,430	14,171
Gross sales tax credit	878	5,818
Other tax receivables	3,655	1,440
Prepaid expenses	4,103	5,089
Expenses and services to recover	6,250	5,084
Advance payments	4,169	3,670
Others	1,094	1,422
Current other receivables	20,149	22,523
Related parties (Note 29)	192,998	68,797
Current trade and other receivables	227,577	105,491
Total trade and other receivables	647,017	506,351

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

Movements on the Company’s allowance for trade and other receivables are as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	8,114	5,382
Charges for the period / year	529	7,252
Unused amounts reversed	(110)	(2,009)
Used during the period / year	-	(2,511)
End of the period / year	8,533	8,114

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 24). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

13.           Investments in financial assets

Company’s investments in financial assets as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	83	91
Total Non-current investments in financial assets	83	91
Current
Financial assets at fair value
Mutual funds	4,441	51,282
Government bonds	5,178	3,048
Total Current investments in financial assets	9,619	54,330
Total investments in financial assets	9,702	54,421

  17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Derivative financial instruments

Company’s derivative financial instruments as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Assets
Current
Interest rate swaps (i)	-	650
Total current	-	650
Total assets	-	650

Liabilities
Current
Interest rate swaps (i)	242	-
Total current	242	-
Total liabilities	242	-

(i)       During the year ended June 30, 2014, the Company entered into interest rate swaps with diverse financial institutions. The total amount of underlying assets for these agreements amounts to Ps. 180 million and are due in September, October and December 2014.

15.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Cash at bank and on hand	31,379	43,340
Mutual funds	104	100
Total cash and cash equivalents	31,483	43,440

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash flow information (Continued)

Below is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2014 and 2013:

	Note	September 30, 2014	September 30 , 2013
Income for the period		3,258	32,382
Adjustments for:
Income tax	20	(44,743)	(50,952)
Depreciation and amortization	24	6,618	7,088
Gain from disposal of investment properties		(20,977)	-
Share-based payments	28	2,586	1,243
Changes in fair value of investments in financial assets		(818)	(21,543)
Gain from derivative financial instruments		1,261	219
Interest expense, net		95,822	62,119
Provisions and allowances		3,833	7,900
Share of (profit) from of subsidiaries, associates and joint ventures		(83,154)	(127,768)
Unrealized foreign exchange loss, net		78,153	119,455
Increase in inventories		(34)	(45)
Decrease in trading properties		79	898
(Increase) / Decrease in trade and other receivables		(788)	10,798
Decrease in trade and other payables		(31,212)	(19,875)
Decrease in salaries and social security liabilities		(1,938)	(1,079)
Decrease in provisions		(1,361)	(444)
Net cash generated by operating activities		6,585	20,396

Additional information
		09.30.14	09.30.13
Increase in income tax and minimum presumed income tax credits through an increase in trade and other payables		-	6,370
Reserve for share-based payments	5	7,478	4,487
Cumulative Translation Adjustment		36,656	14,911
Acquisition of non-controlling interest		(10,583)	-
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures		12,493	-
Increase in trade and other receivables through a decrease in investments in associates and joint ventures		112,431	-
Increase of investment in properties through a decrease in financial assets		48,196	-

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.           Trade and other payables

Company’s trade and other payables as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Non-current
Sales, rent and services payments received in advance	20	227
Tenant deposits	4,840	4,544
Total Non-current trade payables	4,860	4,771
Related parties (Note 29)	2,668	22
Total Non-current trade and other payables	7,528	4,793

Current
Trade payables	4,778	5,151
Invoices to be received	9,732	9,159
Sales, rent and services payments received in advance	7,924	35,925
Tenant deposits	8,645	8,128
Total current trade payables	31,079	58,363
VAT payables	3,069	3,619
Dividends payable to non-controlling shareholders	8,446	19,655
Other tax payables	2,271	2,874
Others	1,935	2,098
Total Current other payables	15,721	28,246
Related parties (Note 29)	20,735	61,339
Total Current trade and other payables	67,535	147,948
Total trade and other payables	75,063	152,741

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.           Payroll and social security liabilities

Company’s Salaries and social security liabilities as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Current
Provision for vacation, bonuses and others	2,069	3,842
Social security payable	603	768
Salaries payable	18	18
Others	2,107	2,107
Total salaries and social security liabilities	4,797	6,735

18.           Provisions

The table below shows the movements in Company's provisions:

Labor, legal and other claims
At June 30, 2014	18,252
Additions	2,522
Decreases	(1,070)
Used during the period	(291)
At September 30, 2014	19,413

The breakdown of total current and non-current provisions is as follows:

	September 30, 2014	June 30, 2014
Non-current	3,831	4,196
Current	15,582	14,056
	19,413	18,252

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.           Borrowings

Company’s borrowings as of September 30, 2014 and June 30, 2014 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed Rate/ floating	Effective interest rate %	Nominal value	September 30, 2014	June 30, 2014
Non-current
IRSA NCN due 2017 (Note 34)	Unsecured	US$	Fixed	8.50%	150,000	1,263,260	1,218,492
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	1,241,339	1,196,902
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450ps	10,790	10,723	10,734
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,297	-	209,297
Related parties (Note 34)	Unsecured	Ps.	Floating	Badlar	158,860	190,803	180,412
Finance lease obligations	Secured	US$	Fixed	7.50%	9	72	121
Total non-current borrowings						2,706,197	2,815,958
Current
IRSA NCN due 2017 (Note 34)	Unsecured	US$	Fixed	8.5%	150,000	16,442	41,756
IRSA NCN due 2020	Unsecured	US$	Fixed	11.5%	150,000	27,571	61,649
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450ps	10,790	234	255
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,398	213,016	4,325
Bank overdrafts	Unsecured	Ps.	Floating	-	-	216,353	6,133
Finance lease obligations	Secured	US$	Fixed	7.50%	28	231	235
Short-term loans	Unsecured	Ps.	Fixed	28.25%	110,000	110,596	-
Related parties (Note 34)	Unsecured	US$	Fixed	3.60%	120,941	122,768	117,384
Related parties (Note 34)	Unsecured	US$	Floating	Libor 3m+200ps	67,542	68,183	66,140
Related parties (Note 34)	Unsecured	Ps.	Floating	Badlar	25,585	1,086	5,955
Total Current borrowings						776,480	303,832
Total borrowings						3,482,677	3,119,790
NCN: Non-convertible Notes

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.           Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	September 30, 2014	September 30, 2013
Deferred income tax	(44,743)	(50,952)
Income tax	(44,743)	(50,952)

The gross movement on the deferred income tax account is as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	327,789	47,144
Income tax	44,743	280,645
End of period / year	372,532	327,789

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the three month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Net income at tax rate	(14,520)	(6,500)
Permanent differences:
Share of profit / loss from of subsidiaries, associates and joint ventures	(29,104)	(44,719)
Non - deductible items	129	84
Others	(1,248)	183
Income tax expense	(44,743)	(50,952)

  23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.           Shareholders’ Equity

See description of the different items of the Company's equity in Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.           Revenues

	September 30, 2014	September 30, 2013
Rental and scheduled rent increases	69,065	49,838
Expenses	17,438	15,523
Property management fee	1,277	1,053
Others	970	365
Total rental and service income	88,750	66,779
Sale of trading properties	1,106	4,286
Total income from sales and developments	1,106	4,286
Total revenues	89,856	71,065

23.	Costs

	September 30, 2014	September 30, 2013
Leases and services costs	24,714	24,179
Cost of sales and development	871	1,812
Total cost of property operations	25,585	25,991
Total costs	25,585	25,991

24.	Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

  24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.           Expenses by nature (Continued)

For the period ended September 30, 2014:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	4,140	165	11,655	1,413	17,373
Maintenance, security, cleaning, repairs and others	9,095	104	1,141	81	10,421
Depreciation and amortization	6,412	1	182	23	6,618
Taxes, rates and contributions	3,599	428	39	2,071	6,137
Director’s fees	-	-	3,538	-	3,538
Fees and payments for services	713	5	1,533	465	2,716
Other expenses	247	9	1,677	86	2,019
Leases and service charges	508	80	573	23	1,184
Advertising and others selling expenses	-	-	-	450	450
Allowances for trade and other receivables	-	-	-	419	419
Cost of sale of trading properties	-	79	-	-	79
Total expenses by nature	24,714	871	20,338	5,031	50,954

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.           Expenses by nature (Continued)

For the period ended September 30, 2013:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	3,979	37	8,469	2,146	14,631
Maintenance, security, cleaning, repairs and others	9,720	79	535	46	10,380
Depreciation and amortization	6,831	-	231	26	7,088
Taxes, rates and contributions	1,144	651	26	1,923	3,744
Director’s fees	-	-	2,691	-	2,691
Fees and payments for services	993	13	1,369	359	2,734
Other expenses	377	6	1,206	40	1,629
Leases and service charges	1,135	128	102	-	1,365
Advertising and others selling expenses	-	-	-	774	774
Allowances for trade and other receivables	-	-	-	3,444	3,444
Cost of sale of trading properties	-	898	-	-	898
Total expenses by nature	24,179	1,812	14,629	8,758	49,378

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Employee costs

	September 30, 2014	September 30, 2013
Salaries, bonuses and social security costs	13,786	12,377
Cost of Equity incentive plan and defined contribution	2,553	1,376
Other employee costs and benefits	1,034	878
Total employee costs	17,373	14,631

26.           Other operating results, net

	September 30, 2014	September 30, 2013
Personal assets tax	(508)	(733)
Donations	(368)	(244)
Lawsuits and other contingencies (1)	(1,512)	(1,616)
Others	(1,900)	(117)
Total other operating results, net	(4,288)	(2,710)
(1)	Includes judicial costs and expenses

27.           Financial results, net

	September 30, 2014	September 30, 2013
Finance income:
- Interest income	3,983	2,192
- Foreign exchange gains	16,959	20,692
Total finance income	20,942	22,884

Finance costs:
- Interest expense	(99,805)	(64,311)
- Foreign exchange losses	(95,990)	(141,799)
- Other finance costs	(4,934)	(3,413)
Total finance costs	(200,729)	(209,523)
Other financial results:
- Fair value gain in financial assets	818	21,543
- Loss on derivative financial instruments	(1,261)	(219)
Total other financial results	(443)	21,324
Total financial results, net	(180,230)	(165,315)

28.           Share-based payments

For more details on share-based payments, see Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions

The following is a summary of the balances with related parties as of September 30, 2014:

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	216	-	-	-	-	-
	Leases and/or rights of use	106	-	-	-	-	-
	Corporate services	-	-	(7,019)	-	-	-
	Reimbursement of expenses	-	-	(1,226)	-	-	-
	Share-based payments	-	-	(4,214)	-	-	-
	Non-Convertible Notes	-	-	-	-	(811)	(36,249)
Total Parent company		322	-	(12,459)	-	(811)	(36,249)
Subsidiaries
E. Commerce Latina S.A.	Management fees	2	-	-	-	-	-
	Borrowings	-	-	-	-	-	(7,516)
Alto Palermo S.A.	Reimbursement of expenses	-	-	(4,483)	-	-	-
	Leases and/or rights of use	302	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(772)	(37,783)
	Leases’ collections	-	-	(25)	-	-	-
	Share-based payments	41,900	-	-	-	-	-
	Borrowings	-	-	-	-	(122,768)	-
Solares de Santa Maria S.A.	Reimbursement of expenses	5,590	-	-	-	-	-
	Borrowings	-	6	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	46	-	-	-	-	-
	Borrowings	-	-	-	-	-	(6,567)
Ritelco S.A.	Borrowings	-	-	-	-	(68,183)	(4,789)

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	54	-	-	-	-	-
	Borrowings	-	-	-	-	-	(7,956)
Hoteles Argentinos S.A.	Hotel services	104	-	(1,691)	-	-	-
Tyrus S.A.	Borrowings	-	337,910	-	-	-	-
	Reimbursement of expenses	280	-	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	3,166	-	-	-	-	-
	Guarantee deposits	-	-	-	(14)	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	(7)	-	-	-
	Management fees	594	-	-	-	-	-
	Borrowings	-	-	-	-	(1,086)	(20,576)
Efanur S.A.	Borrowings	-	76,552	-	-	-	-
Total Subsidiaries		52,038	414,468	(6,206)	(14)	(192,809)	(85,187)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	(29)	-	-	-
Total Subsidiaries CRESUD		-	-	(29)	-	-	-

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Subsidiaries APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	51	-	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	57	-	-	-	-	-
	Share-based payments	329	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(272)	(12,164)
Fibesa S.A.	Reimbursement of expenses	15	-	-	-	-	-
	Share-based payments	8,529	-	-	-	-	-
	Leases and/or rights of use	195	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	570	-	-	-	-	-
	Share-based payments	1,011	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(1,052)	(47,056)
Shopping Neuquén S.A.	Reimbursement of expenses	1	-	-	-	-	-
Total Subsidiaries APSA		10,758	-	-	-	(1,324)	(59,220)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	1,561	-	(1,126)	-	-	-
Real Estate Investment Group LP	Reimbursement of expenses	6	-	-	-	-	-
Zetol S.A.	Reimbursement of expenses	2	-	-	-	-	-
Vista al Muelle S.A.	Reimbursement of expenses	2	-	-	-	-	-
Real Estate Investment Group V LP	Reimbursement of expenses	19	-	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	2,210	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	2,031	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	1,423	-	-	-	-	-
Total Subsidiaries TYRUS		7,254	-	(1,126)	-	-	-
Associates
Banco de Crédito y Securitización S.A.	Leases and/or rights of use	47	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	48	-	-	-	-	-
Total Associates		95	-	-	-	-	-
Associates APSA
Tarshop	Leases and/or rights of use	16	-	-	-	-	-
Total Associates APSA		16	-	-	-	-	-

  30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	6	-	-	-	-	-
	Other receivables	110,860	-	-	-	-	-
	Borrowings	-	-	-	-	-	(143,399)
Baicom Networks S.A.	Reimbursement of expenses	348	-	-	-	-	-
	Borrowings	-	9	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	216	-	-	-	-	-
Total Joint Ventures		111,430	9	-	-	-	(143,399)
Joint Ventures APSA
Nuevo Puerto Santa Fe S.A.	Share-based payments	366	-	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	91	-	-	-	-	-
	Customers advances	-	-	(45)	-	-	-
Total Joint Ventures APSA		457	-	(45)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	2,923	-	(145)	-	-	-
Manibil	Contributions to be paid in	7,350	-	-	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	(1)	-	-	-
Estudio Zang, Bergel & Viñes	Advances	4		-	-	-	-
	Legal services	-		(164)	-	-	-
Fundación IRSA	Reimbursement of expenses	50	-		-	-	-
Total Other related parties		10,327	-	(310)	-	-	-
Directors and Senior Management
Directors	Fees	-	-	(560)	(2,646)	-	-
	Reimbursement of expenses	301	-	-	-	-	-
	Guarantee deposits	-	-	-	(8)	-	-
Total Directors and Senior Management		301	-	(560)	(2,654)	-	-
Total		192,998	414,477	(20,735)	(2,668)	(194,944)	(324,055)

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	701	-	-	-	-	-
	Leases and/or rights of use	1,598	-	-	-	-	-
	Corporate services	-	-	(12,492)	-	-	-
	Reimbursement of expenses	-	-	(814)	-	-	-
	Share-based payments	-	-	(3,673)	-	-	-
	Dividends payable	-	-	(36,462)	-	-	-
	Non-Convertible Notes	-	-	-	-	(1,787)	(34,972)
Total Parent company		2,299	-	(53,441)	-	(1,787)	(34,972)
Subsidiaries
E. Commerce Latina S.A.	Reimbursement of expenses	25	-	-	-	-	-
	Management fees	4	-	-	-	-	-
	Borrowings	-	-	-	-	-	(7,165)
Alto Palermo S.A.	Reimbursement of expenses	-	-	(3,403)	-	-	-
	Leases and/or rights of use	515	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(1,732)	(36,452)
	Share-based payments	-	-	(160)	-	-	-
	Long-term incentive program	35,436	-	-	-	-	-
	Borrowings	-	-	-	-	(117,384)	-
Solares de Santa Maria S.A.	Reimbursement of expenses	5,255	-	-	-	-	-
	Borrowings	-	6	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	46	-	-	-	-	-
	Borrowings	-	-	-	-	-	(1,618)
Ritelco S.A.	Borrowings	-	-	-	-	(66,140)	(4,603)

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	54	-	-	-	-	-
	Borrowings	-	-	-	-	-	(8,127)
Hoteles Argentinos S.A.	Hotel services	105	-	(1,632)	-	-	-
Tyrus S.A.	Borrowings	-	323,361	-	-	-	-
	Reimbursement of expenses	2,416	-	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	3,085	-	-	-	-	-
	Guarantee deposits	-	-	-	(14)	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	(2)	-	-	-
	Management fees	970	-	-	-	-	-
	Borrowings	-	-	-	-	(5,955)	(25,585)
Efanur S.A.	Borrowings	-	73,282	-	-	-	-
Total Subsidiaries		47,911	396,649	(5,197)	(14)	(191,211)	(83,550)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	(29)	-	-	-
Cactus S.A.	Reimbursement of expenses	-	-	(515)	-	-	-
Total Subsidiaries CRESUD		-	-	(544)	-	-	-
Subsidiaries APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	46	-	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	-	-	(12)	-	-	-
	Long-term incentive program	313	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(600)	(11,736)

  33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Subsidiaries APSA
Fibesa S.A.	Reimbursement of expenses	9	-	-	-	-	-
	Long-term incentive program	7,047	-	-	-	-	-
	Leases and/or rights of use	151	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	204	-	-	-	-	-
	Long-term incentive program	944	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(2,320)	(45,398)
Conil S.A.	Reimbursement of expenses	154	-	-	-	-	-
Total Subsidiaries APSA		8,868	-	(12)	-	(2,920)	(57,134)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	419	-	-	-	-	-
Real Estate Investment Group LP	Reimbursement of expenses	6	-	-	-	-	-
Real Estate Investment Group V LP	Reimbursement of expenses	18	-	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	2,132	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	1,959	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	1,373	-	-	-	-	-
Total Subsidiaries TYRUS		5,907	-	-	-	-	-
Associates			-	-	-	-	-
Banco de Crédito y Securitización S.A.	Reimbursement of expenses	-	-	(80)	-	-	-
	Leases and/or rights of use	19	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	(784)	-	-	-
Total Associates		19	-	(864)	-	-	-
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	-	(9)	-	-	-
	Borrowings	-	-	-	-	-	(133,314)
Baicom Networks S.A.	Reimbursement of expenses	191	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	211	-	-	-	-	-
Total Joint Ventures		402	-	(9)	-	-	(133,314)

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Joint Ventures APSA
Nuevo Puerto Santa Fe S.A.	Long-term incentive program	304	-	-	-	-	-
	Reimbursement of expenses	3	-	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	59	-	-	-	-	-
	Customers advances	-	-	(45)	-	-	-
Total Joint Ventures APSA		366	-	(45)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	2,672	-	-	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	(1)	-	-	-
Estudio Zang, Bergel & Viñes	Advances	4	-	-	-	-	-
	Legal services	-	-	(170)	-	-	-
Fundación IRSA	Reimbursement of expenses	48	-	-	-	-	-
Total Other related parties		2,724	-	(171)	-	-	-
Directors and Senior Management
Directors	Fees	301	-	(1,056)	-	-	-
	Guarantee deposits	-	-	-	(8)	-	-
Total Directors and Senior Management		301	-	(1,056)	(8)	-	-
Total		68,797	396,649	(61,339)	(22)	(195,918)	(308,970)

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2014:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A	-	616	-	(7,609)	-	(2,305)	-	-
Total Parent company	-	616	-	(7,609)	-	(2,305)	-	-
Subsidiaries
Alto Palermo S.A.	-	1,051	-	-	-	(6,405)	-	-
E-Commerce Latina S.A.	-	-	2	-	-	(351)	-	-
Inversora Bolivar S.A.	-	-	-	-	-	(409)	-	-
Llao Llao Resorts S.A.	-	49	-	-	-	-	-	-
Ritelco S.A.	-	-	-	-	-	(2,932)	-	-
Hoteles Argentinos S.A.	-	-	-	-	-	(60)	-	-
Nuevas Fronteras S.A.	-	-	313	-	-	(1,367)	-	-
Efanur S.A.	-	-	-	-	-	3,270	-	-
Tyrus S.A.	-	-	-	-	-	14,548	-	-
Palermo Invest S.A.	-	-	-	-	-	(329)	-	-
Total Subsidiaries	-	1,100	315	-	-	5,965	-	-
Subsidiaries APSA
Fibesa S.A.	-	392	-	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	-	(1,335)	-	-
Emprendimientos Recoleta S.A.	-	-	-	-	-	(345)	-	-
Total Subsidiaries APSA	-	392	-	-	-	(1,680)	-	-

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Associates
Banco de Crédito y Securitización S.A.	-	915	-	-	-	-	-	-
Banco Hipotecario S.A.	-	336	-	-	-	-	-	-
Total Associates	-	1,251	-	-	-	-	-	-
Associates APSA
Tarshop S.A.	-	1,582	-	-	-	-	-	-
Total Associates APSA	-	1,582	-	-	-	-	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(5,606)	-	-
Total Joint Ventures	-	-	-	-	-	(5,606)	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(270)	-	-	-
Consultores Asset Management S.A.	-	-	79	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	-	(79)	-	-	-	-	-	-
Hamonet S.A.	-	(41)	-	-	-	-	-	-
Total Other related parties	-	(120)	79	-	(270)	-	-	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	-	(908)
Directors	-	-	-	-	-	-	-	(3,538)
Total Directors and Senior Management	-	-	-	-	-	-	-	(4,446)
Total	-	4,821	394	(7,609)	(270)	(3,626)	-	(4,446)

  37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2013:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries

Ultimate Parent Company
Cresud S.A.C.I.F. y A	-	316	-	-	-	-	-	-
Total Parent company	-	316	-	-	-	-	-	-
Subsidiaries
Alto Palermo S.A.	-	1,180	-	-	-	(5,915)	-	-
E-Commerce Latina S.A.	-	-	-	-	-	(737)	-	-
Solares de Santa Maria S.A.	-	-	-	-	-	-	-	-
Inversora Bolivar S.A.	-	-	-	-	-	(881)	-	-
Llao Llao Resorts S.A.	-	32	-	-	-	-	-	-
Ritelco S.A.	-	-	-	-	-	(3,679)	-	-
Nuevas Fronteras S.A.	-	-	-	-	-	(1,143)	-	-
Efanur S.A.	-	-	-	-	-	3,724	-	-
Tyrus S.A.	-	-	-	-	-	7,162	-	-
Palermo Invest S.A.	-	-	-	-	-	(217)	-	-
Total Subsidiaries	-	1,212	-	-	-	(1,686)	-	-
Subsidiaries APSA
Fibesa S.A.	-	275	-	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	-	(2,357)	-	-
Emprendimientos Recoleta S.A.	-	-	-	-	-	789	-	-
Total Subsidiaries APSA	-	275	-	-	-	(1,568)	-	-

  38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Associates APSA
Tarshop S.A.	-	782	-	-	-	-	-	-
Total Associates APSA	-	782	-	-	-	-	-	-
Joint Ventures
Canteras Natal Crespo S.A.	-	-	-	-	-	-	-	-
Cyrsa S.A.	-	-	-	-	-	(4,027)	-	-
Total Joint Ventures	-	-	-	-	-	(4,027)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	-	(52)	-	-	-	-	-	-
Hamonet S.A.	-	(28)	-	-	-	-	-	-
Total Other related parties	-	(80)	-	-	-	-	-	-
Directors and Senior Management
	-	-	-	-	-	-	-	(549)
Directors	-	-	-	-	-	-	-	(2,142)
Total Directors and Senior Management	-	-	-	-	-	-	-	(2,691)
Total	-	2,505	-	-	-	(7,281)	-	(2,691)

  39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Negative working capital

At the end of the period, the Company had negative working capital. This situation is presently being considered by the Board of Directors and by Management.

31.           Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

32.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 33 Equity investments
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales	Note 8 Trading properties and Note 24 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 34 Foreign currency assets and liabilities

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
Alto Palermo S.A.	Common shares 1 vote	120,500,167	919,098	777,737	80.00	Real estate	Argentina	09.30.14	126,014	147,672	961,160	95.62%
	Higher value		430,061	427,709
	Intergroup transactions		(38,512)	(38,512)

Banco Hipotecario S.A. (1)	Common shares 1 vote	75,000,000	210,979	203,693	4.25	Consumer financing	Argentina	09.30.14	1,500,000	503,677	4,350,612	5.13%

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	13,780	13,610	Not publicly traded	Consumer financing	Argentina	09.30.14	62,500	50,782	235,212	6.38%

Cyrsa S.A.	Common shares 1 vote	8,748,270	43,436	152,229	Not publicly traded	Real estate	Argentina	09.30.14	17,497	7,833	86,871	50.00%

E-Commerce Latina S.A.	Common shares 1 vote	83,913,950	245,178	236,735	Not publicly traded	Investment	Argentina	09.30.14	86,509	7,600	252,761	97.00%
	Irrevocable contributions		-	1,070
	Goodwill		(1,511)	(1,511)

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Efanur S.A.	Common shares 1 vote	213,743,711	149,749	95,849	Not publicly traded	Investment	Uruguay	09.30.14	47,420	52,937	149,749	100.00%
	Irrevocable contributions		-	221

Hoteles Argentinos S.A.	Common shares 1 vote	15,366,840	2,816	5,851	Not publicly traded	Hotel	Argentina	09.30.14	19,209	(3,793)	3,520	80.00%
	Higher value		752	785

Inversora Bolivar S.A.	Common shares 1 vote	78,909,867	269,489	261,218	Not publicly traded	Investment	Argentina	09.30.14	82,949	7,159	283,282	95.13%
	Irrevocable contributions		-	1,461
	Higher value		6,428	6,428

Llao Llao Resort S.A.	Common shares 1 vote	73,580,206	30,589	31,147	Not publicly traded	Hotel	Argentina	09.30.14	147,160	-	61,178	50.00%
	Higher value		98	101

Manibil S.A.	Common shares 1 vote	30,397,880	39,575	38,279	Not publicly traded	Real estate	Argentina	09.30.14	62,037	2,645	80,766	49.00%
	Goodwill		10	10

Nuevas Fronteras S.A.	Common shares 1 vote	38,068,999	38,072	50,284	Not publicly traded	Hotel	Argentina	09.30.14	49,869	3	49,872	76.34%
	Lower value		(15,857)	(16,103)

42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Palermo Invest S.A.	Common shares 1 vote	153,283,988	221,843	214,149	Not publicly traded	Investment	Argentina	09.30.14	158,025	7,437	228,705	97.00%
	Irrevocable contributions		-	475
	Higher value		323	323
	Intergroup transactions		(29,987)	(29,987)

Ritelco S.A.	Common shares 1 vote	181,016,717	325,084	325,795	Not publicly traded	Investment	Uruguay	09.30.14	66,970	(1,240)	325,084	100.00%
	Irrevocable contributions		-	34
	Intergroup transactions		(190)	(190)

Solares Santa María S.A.	Common shares 1 vote	306,706,975	285,209	285,078	Not publicly traded	Real estate	Argentina	09.30.14	338,693	(826)	315,372	90.57%
	Intergroup transactions		(166,521)	(166,521)
	Irrevocable contributions		408	880

Tyrus S.A.	Common shares 1 vote	3,761,514,117	435,675	339,468	Not publicly traded	Investment	Uruguay	09.30.14	792,521	(141,939)	438,146	100.00%
	Irrevocable contributions		2,471	196,884

43

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Unicity S.A.	Common shares 1 vote	36,850,012	26,433	26,284	Not publicly traded	Investment	Argentina	09.30.14	41,588	(116)	29,868	88.62%
	Irrevocable contributions		36	251
Total investments in subsidiaries, associates and joint ventures as of 09.30.14			3,445,014
Total investments in subsidiaries, associates and joint ventures as of 06.30.14				3,441,214

(1)       The amounts correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

 44

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 09.30.14	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.14
Assets
Trade and other receivables
US Dollar	52,801	8.33	439,829	52,698	8.033	423,322
Swiss Francs	28	8.72	242	27	9.051	242
Total trade and other receivables			440,071			423,564
Investments in financial assets
US Dollar	1,167	8.33	9,723	925	8.033	7,430
Total investments in financial assets			9,723			7,430
Cash and cash equivalents
US Dollar	3,045	8.33	25,365	3,717	8.033	29,861
Euros	75	10.51	787	85	10.991	936
Brazilian Reais	-	-	-	1	3.55	2
Swiss Francs	-	-	-	-	9.051	1
Pounds	1	13.50	11	1	13.736	11
Total cash and cash equivalents			26,163			30,811
Total assets as of 09.30.14			475,957
Total assets as of 06.30.14						461,805
Liabilities
Trade and other payables
US Dollar	2,028	8.43	17,095	6,121	8.133	49,785
Total trade and other payables			17,095			49,785
Borrowings
US Dollar	325,745	8.43	2,746,028	333,117	8.133	2,709,237
Total borrowings			2,746,028			2,709,237
Total liabilities as of 09.30.14			2,763,123
Total liabilities as of 06.30.14						2,759,022
(1)       Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2)       Exchange rate as of September 30, 2014 and June 30, 2014 according to Banco Nación Argentina records.

  45

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gomez 3825 – C.A.B.A.

(i)     On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

36.	Subsequent Events

See subsequent events in Note 40 to Unaudited Condensed Interim Consolidated Financial Statements.

 46

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.         Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.         Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.         Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)								Total
		09.30.14	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 Months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Account receivables	Trade and other receivables	74,710	2,516	315	149,525	938	(56)	(56)	(108)	4,753	-	414,480	647,017
	Total	74,710	2,516	315	149,525	938	(56)	(56)	(108)	4,753	-	414,480	647,017
Liabilities	Trade and other payables	21,208	-	8	44,165	955	851	356	6,935	-	436	149	75,063
	Borrowings	-	-	-	660,763	18,138	68,745	28,834	168,805	1,294,381	(836)	1,243,847	3,482,677
	Salaries and social security liabilities	53	-	-	3,101	1,100	543	-	-	-	-	-	4,797
	Provisions	-	15,582	3,831	-	-	-	-	-	-	-	-	19,413
	Total	21,261	15,582	3,839	708,029	20,193	70,139	29,190	175,740	1,294,381	(400)	1,243,996	3,581,950

47

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.         Breakdown of accounts receivable and liabilities by currency and maturity.

Items			Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Account	Trade and other receivables	201,432	26,145	227,577	5,514	413,926	419,44	206,946	440,071	647,017
receivables	Total	201,432	26,145	227,577	5,514	413,926	419,44	206,946	440,071	647,017
Liabilities	Trade and other payables	55,134	12,401	67,535	2,834	4,694	7,528	57,968	17,095	75,063
	Borrowings	539,708	236,772	776,48	196,941	2,509,256	2,706,197	736,649	2,746,028	3,482,677
	Salaries and social security liabilities	4,797	-	4,797	-	-	-	4,797	-	4,797
	Provisions	15,582	-	15,582	3,831	-	3,831	19,413	-	19,413
	Total	615,221	249,173	864,394	203,606	2,513,950	2,717,556	818,827	2,763,123	3,581,950

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

As of September 30, 2014 there are not receivable and liabilities subject to adjustment clause.

  48

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.         Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	-	-	227,577	227,577	400,838	-	18,602	419,440	400,838	-	246,179	647,017
	Total	-	-	227,577	227,577	400,838	-	18,602	419,440	400,838	-	246,179	647,017
Liabilities	Trade and other payables	-	-	67,536	67,536	-	-	7,527	7,527	-	-	75,063	75,063
	Borrowings	190,950	215,570	369,960	776,480	2,504,532	164,716	36,949	2,706,197	2,695,482	380,286	406,909	3,482,677
	Salaries and social security liabilities	-	-	4,797	4,797	-	-	-	-	-	-	4,797	4,797
	Provisions	-	-	15,582	15,582	-	-	3,831	3,831	-	-	19,413	19,413
	Total	190,950	215,570	457,875	864,395	2,504,532	164,716	48,307	2,717,555	2,695,482	380,286	506,182	3,581,950

  49

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.           Related parties.

a.	Interest in related parties: See Note 33 to the Unaudited Condensed Interim Separate Financial Statements.

b.	Related parties debit/credit balances. See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

6.	Loans to directors.

See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2014.

9.	Appraisal revaluation of property, plant and equipment.

None.

  50

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values

See Note 2 to the Consolidated Financial Statements as of June 30, 2014.

13.	Insurances

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	96,361	199,134	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	60,489	All operational risk with additional coverage and minor risks
MORENO 877	49,508	60,416	All operational risk with additional coverage and minor risks
BOUCHARD 710	39,587	61,047	All operational risk with additional coverage and minor risks
MAIPU 1300	25,787	20,690	All operational risk with additional coverage and minor risks
SUIPACHA 652	17,041	8,232	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	3,575	All operational risk with additional coverage and minor risks
DIQUE IV	3,056	54,286	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	369	353	All operational risk with additional coverage and minor risks
MADERO 1020	216	129	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	191	715	All operational risk with additional coverage and minor risks
CASONA ABRIL	11,753	2,357	All operational risk with additional coverage and minor risks
CATALINAS NORTE PLOT OF LAND	2,000	109,493	All operational risk with additional coverage and minor risks
SUBTOTAL	312,595	580,916
SINGLE POLICY	15,000	-	Third party liability

(1)	The insured amounts are in thousands of U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

51

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is destined to the constitution of legal reserve until they reach legal capped amount (20% of total capital). This legal reserve is not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires November 11, 2014.

  52

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2014, and the unaudited condensed interim separate statements of income and comprehensive income for the three-month period ended September 30, 2014 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period ended September 30,2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)
at of September 30, 2014, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 375,335 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, November 11, 2014 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the three-month period ended September 30, 2014.

Consolidated Income*

In millions of ARS	IQ 15	IQ 14	Var (ARS)	Var (%)
Revenues	790.1	621.4	168.7	27.1%
Operating Income	640.1	229.1	411.0	179.4%
Depreciation and Amortization	42.8	55.1	(12.3)	(22.3)%
EBITDA	682.9	284.2	398.7	140.3%
Net Income	135.8	35.3	100.5	284.7%
Attributable to the parent company’s shareholders	3.3	32.4	(29.1)	(89.9)%
Attributable to non-controlling interest	132.5	2.9	129.6	-
*It coincides with the Income Statement of the Financial Statements (Excludes interest in joint ventures).

Revenues for the first quarter of 2015 were 27.1% higher than in the first quarter of 2014, mainly explained by an increase in revenues from the “Shoppings Centers”, “Offices and Others”, “Hoteles” and “International” segments, partially offset by the “Sales and Developments” segments, which recorded lower results than in the period under comparison.

For the first quarter of the fiscal year the Company’s Operating Income and EBITDA grew by 179.4% and 140.3%, respectively, mainly due to higher sales of investment properties, including the sale of the Madison 183 building in the City of New York, and the sale of two office floors of the Maipú 1300 Building.

Net Income for the first 3-month period of fiscal year 2015 was ARS 135.8 million, compared to ARS 35.3 million in the same period of 2014.

  1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

II. Shopping Centers (through our subsidiary Alto Palermo S.A.)

During this year, consumption levels have been showing a slight deceleration in growth rates. According to the INDEC, supermarket and shopping center sales as of September 2014 recorded a year-on-year deceleration of 1.6% and 9.8% in real terms.

Our tenants’ sales for the first quarter of 2015 were ARS 4,557.3 million, 27.1% higher than for the same quarter of 2014, showing a slight deceleration in the growth rate compared to last year. During the period under review, the leaseable area in our portfolio totaled 310,255 square meters and the occupancy rate remained stable, at 98.5%.

Shopping Centers (in millions of ARS)	IQ 15	IQ 14	% Var
Revenues	568.9	456.4	24.6%
Operating Income	270.9	206.6	31.1%
Depreciation and Amortization	31.1	36.9	(15.7)%
EBITDA	302.0	243.4	24.1%

Shopping Centers Operating Indicators	IQ 15	IVQ 14	IIIQ 14	IIQ 14	IQ 14
Total Leaseable Area (sqm)[1] [2]	310,255	311,261	310,257	310,304	307,720
Tenants’ Sales (3-month cumulative, ARS million)	4,557.3	4,560.7	3,488.9	4,496.8	3,586.3
Occupancy [1]	98.5%	98.4%	98.8%	98.8%	98.6%

[1]	Percentage over total leaseable area as of period end.
[2]	Excludes Museo de los niños in Abasto Shopping and Alto Rosario Shopping.

Income from this segment grew by 24.6% during the quarter, whereas Operating Income reached ARS 270.9 million (+31.1% as compared to the first quarter of 2014). This increase is explained mainly by the increase in gross profit of the segment. The EBITDA margin, excluding income from common maintenance expenses and common promotional fund, reached 78.4%, in line with the margins observed during 2014.

  2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

Operating data of our Shopping Centers as of September 30, 2014

Shopping Center	Date of Acquisition	GLA (sqm)[1]	Stores	Occupancy % [2]	APSA’s Interest [3]	Book Value (ARS thousand) [4]
Alto Palermo	Nov-97	18,899	146	97.4%	100.0%	254,843
Abasto Shopping [4]	Jul-94	36,809	171	99.6%	100.0%	270,041
Alto Avellaneda	Nov-97	36,670	140	98.9%	100.0%	133,127
Alcorta Shopping	Jun-97	15,220	107	99.8%	100.0%	102,860
Patio Bullrich	Oct-98	11,813	86	95.1%	100.0%	115,158
Buenos Aires Design	Nov-97	13,888	63	93.7%	53.7%	15,305
Dot Baires Shopping	May-09	49,847	156	99.8%	80.0%	392,581
Soleil	Jul-10	13,995	78	100.0%	100.0%	87,533
Alto Noa Shopping	Mar-95	19,073	89	100.0%	100.0%	30,966
Alto Rosario Shopping [5]	Nov-04	28,321	144	96.8%	100.0%	118,281
Mendoza Plaza Shopping	Dec-94	42,132	145	98.1%	100.0%	106,301
Córdoba Shopping	Dec-06	15,276	106	99.8%	100.0%	63,861
La Ribera Shopping	Aug-11	8,312	50	95.7%	50.0%	16,876
Total		310,255	1,481	98.5%		1,707,733

[1] Gross leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3] Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.
[4] Excludes Museo de los Niños (3,732 sqm).
[5] Excludes Museo de los Niños (1,261 sqm.).

Accumulated tenants’ sales as of September 30 of the 2015 and 2014 fiscal periods
(In millions of ARS)

Shopping Center	1Q 15	1Q 14	% Var
Alto Palermo	606.9	466.1	30.2%
Abasto	710.4	561.5	26.5%
Alto Avellaneda	616.0	519.2	18.6%
Alcorta Shopping	313.5	235.4	33.2%
Patio Bullrich	197.7	149.4	32.3%
Buenos Aires Design	75.4	67.0	12.5%
Dot Baires	547.8	436.9	25.4%
Soleil	201.5	144.6	39.3%
Alto Noa	225.8	168.6	33.9%
Alto Rosario	402.2	300.4	33.9%
Mendoza Plaza Shopping	423.8	349.3	21.3%
Córdoba Shopping	152.3	121.8	25.0%
La Ribera Shopping	84.0	66.1	27.1%
Total	4,557.3	3,586.3	27.1%

(In thousands of ARS)

Revenues	IQ 15	IQ 14	% Var
Base Rent	215,441	175,268	22.9%
Percentage Rent	88,253	73,008	20.9%
Total Rent	303,694	248,276	22.3%
Admission rights	34,634	28,540	21.4%
Letting Fees	14,135	8,330	69.7%
Parking	24,799	19,653	26.2%
Other	7,536	6,109	23.4%
Total revenues before common maintenance expenses and common promotional fund	384,798	310,908	23.8%
Common maintenance expenses and common promotional fund	184,118	145,450	26.6%
Total Revenues	568,916	456,358	24.6%

  3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

III. Offices and Other

The A+ office market of the City of Buenos Aires remains robust. Although USD rental prices per square meter decreased compared to the previous year, demand for premium commercial spaces continues to be firm, whereas rental prices remain stable, averaging USD 26 per square meter. Vacancy rose slightly this year, to 10% in the City of Buenos Aires, 2 percentage points above the figure recorded last year.

Evolution of A+ offices’ profitability in the City of Buenos Aires

Revenues from the Offices segment increased by 35.1% in the first quarter of fiscal year 2015 mainly due to higher rental income resulting from the devaluation of the exchange rate in January 2014 and an occupancy rate that was 1.2 percentage points higher than in the first quarter of 2014, explained by a higher occupancy rate in Edificio República and Juana Manso.

It should be highlighted that the portfolio’s gross leaseable area dropped by 7.4% to 121,380 square meters as a result of the sale of certain floors in “Bouchard Plaza”, “El Rulero” and “Maipú 1300” buildings during the period.

In ARS MM	IQ 15	IQ 14	% Var
Revenues	100.8	74.6	35.1%
Operating income	54.2	30.5	77.7%
Depreciation and amortization	8.7	8.5	.2.4%
EBITDA	62.8	39.0	61.0%

	IQ 15	IVQ 14	IIIQ 14	IIQ 14	IQ 14
Leaseable area	121,38	122,47	127,239	131,014	131,115
Occupancy	97.9%	97.5%	98.7%	98.7%	96.7%
Monthly Rent (ARS/leased sqm)	214.3	176.2	163.8	148.9	146.0
Monthly Rent (USD/leased sqm)	26.0	26.1	26.1	26.0	26.6

  4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

The portfolio’s rental prices remained stable, at USD 26 per square meter.

EBITDA for this segment grew 61.0% in the first quarter of 2015, explained by higher revenues, stable costs and lower selling expenses. This increase in EBITDA, which outpaced revenues, caused the EBITDA margin, excluding income from common maintenance expenses, to increase significantly in this quarter, reaching 73.4% (compared to 61.6% in the first quarter of fiscal year 2014).

Below is information on our offices and other rental properties segment as of September 30, 2014.
(In thousands of ARS)

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Book Value (3)
Offices
Edificio República	04/28/08	19,884	96.8%	100%	199,134
Torre Bankboston	08/27/07	14,873	100.0%	100%	141,070
Bouchard 551	03/15/07	7,592	100.0%	100%	60,489
Intercontinental Plaza	11/18/97	22,535	100.0%	100%	66,184
Bouchard 710	06/01/05	15,044	99.8%	100%	61,047
Dique IV, Juana Manso 295 (8)	12/02/97	11,298	99.5%	100%	54,286
Maipú 1300	09/28/95	6,565	93.4%	100%	20,953
Libertador 498	12/20/95	620	100.0%	100%	3,575
Suipacha 652/64	11/22/91	11,453	89.9%	100%	8,232
Madero 1020	12/21/95	-	-	100%	129
Dot Building (7)	11/28/06	11,242	100.0%	96%	123,059
Other Offices (4)	N/A	274	-	N/A	11,431
Subtotal Offices		121,380	97.9%	N/A	749,589
Other Properties
Commercial properties (5)	N/A	312	-	N/A	715
Santa María del Plata S.A.	07/10/97	96,100	100.0%	100%	12,511
Nobleza Picardo (8)	05/31/11	98,610	100.0%	50%	7,931
Other Properties (6)	N/A	40,855	52.0%	N/A	55,539
Subtotal Other Properties		235,877	91.6%	N/A	76,696
TOTAL OFFICES AND OTHER		357,257	93.7%	N/A	826,285
Notes:
(1) Total leaseable area for each property as of September 30, 2014. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of September 30, 2014.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.

(4) Includes the following properties: Rivadavia 2774 and Abasto Offices.
(5) Includes the following properties: Constitución 1111, Casona de Abril and other.
(6) Includes the following properties: Ocampo parking spaces, Ferro, Plot adjoining Dot, Pto. Retiro, Anchorena 665 and Chanta IV.
(7) Through Alto Palermo S.A.
(8) Through Quality Invest S.A.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

IV.           Sales and Developments

According to the INDEC, the construction business grew 3.2% in September 2014, recording the highest year-on-year variation in the year. However, since the beginning of calendar year 2014 activity in this industry has shown a cumulative fall of 1.2%. For the rest of the year, the construction business is expected to regain momentum hand in hand with the implementation of government policies aimed at fueling spending, specifically the Argentine Credit Program (Programa de Crédito Argentino, PRO.CRE.AR) which started to have a greater impact during the current year.

Sales and Developments in millions of ARS	IQ 15	IQ 14	% Var
Revenues	4.8	16.1	(70.2%)
Operating income	9.7	(6.7)	(244.8%)
Depreciation and amortization	-	-	-
EBITDA	9.7	(6.7)	(244.8%)

During the first quarter of fiscal year 2015, revenues from this segment reached ARS 4.8 million, reflecting sales in Condominios del Alto I (Parcel G), 70.1% lower than in the first quarter of 2014, which had totaled ARS 16.1 million, explained by sales of units in Horizons, El Encuentro and Abril Club de Campo. Operating income and EBITDA increased due to higher revenues from sales of investment properties, originated in the sale of the 19th and 20th floors of the Maipú 1300 Building.

In the section “Material Events Occurred during the Period and Subsequent Events” there is a detail of the sales of investment properties made during the quarter and after the quarter’s closing date.

Accumulated sales as of September 30 of the fiscal periods
(in thousands of ARS)

DEVELOPMENT	IQ 15	IQ 14	% Var
Residential apartments
Condominios I and II (1)	3,642	-	100%
Libertador 1703 & 1755 (Horizons) (2)	55	11,774	(99.5)%
Other residential apartments (3)	-	44	(100)%
Subtotal Residential Apartments	3,697	11,818	(68.7)%
Residential Communities
Abril/Baldovinos (4)	646	1,750	(63.1)%
El Encuentro	461	2,492	(81.5)%
Subtotal Residential Communities	1,107	4,242	(73.9)%
TOTAL	4,804	16,060	(70.1)%

(1)	Through Alto Palermo S.A.
(2)	Owned by CYRSA S.A.
(3)
Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received in Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martín de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Terreno Caballito and Lotes Pereiraola through IRSA.

(4)	Includes sale of shares in Abril.

  6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

Development	Company	Interest	Date of Acquisition	Land Area sqm	Saleable area sqm	Buildable area sqm	Sold	Title Deed Executed	Location	Accumulated revenues as of September 2014	Accumulated revenues as of September 2013	Book Value
Residential Properties
Available for sale
Condominios del Alto I (1)	APSA	100%	04/30/1999	-	2,233	-	65%	67%	Santa Fe	3,642	-	972
Condominios del Alto II	APSA	100%	04/30/1999	-	5,009	-	96%	93%	Santa Fe	-	-	387
Caballito Nuevo	IRSA	100%	11/03/1997	-	67	-	99.07%	98%	CABA	-	-	279
Barrio Chico	IRSA	100%	03/01/2003	-	3,492	-	99%	99%	CABA	-	-	124
El Encuentro	IRSA	100%	11/18/1997	-	5,335	-	90%	100%	Buenos Aires	461	2,492	-
Abril Club de Campo – Plots	IRSA	100%	01/03/1995	-	5,137	-	99.50%	100%	Buenos Aires	646	1,750	2,357
Abril Club de Campo – Manor House	IRSA	100%	01/03/1995	31,224	34,605	-	-	-	Buenos Aires	-	-	-
Torres Jardín	IRSA	100%	07/18/1996	-	-	-	-	-	CABA	-	44	-
Entre Rios 465/9 Apartment	APSA	100%	-	-	-		-	-	Buenos Aires	-	-	1,400
Alto Palermo Park	APSA	100%	11/18/1997	-	-	-	-	-	CABA	-	-	-
Horizons	IRSA	50%	01/16/2007	-	71,512	-	99.6%	98%	Buenos Aires	55	11,774	5,889
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	-	Buenos Aires	-	-	8,200
Intangible – Receivable units
Beruti (Astor Palermo)	APSA	100%	06/24/2008	-	2,632	-	-	-	CABA	-	-	32,872
Caballito Manzana 35	IRSA	100%	10/22/1998	-	8,258	-	-	-	CABA	-	-	52,205
Subtotal Residential Properties				31,224	176,866					4,804	16,060	104,685
Land Reserves
CONIL - Güemes 836 - Mz 99 & Güemes 902 - Mz 95	APSA	100%	07/19/1996	2,398	-	5,994	-	-	Buenos Aires	-	-	1,681
Neuquén –Hotel Parcel	APSA	100%	07/06/1999	3,000	-	10,000	100%	100%	Neuquén	,-	-	-
Isla Sirgadero	IRSA	100%	02/16/2007	8,360,000	-	no data	-	-	Santa Fe	-	-	2,895
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	-	Buenos Aires	-	-	1,550
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	-	Buenos Aires	-	-	918
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	-	Buenos Aires	-	-	804
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	-	Buenos Aires	-	-	639
Terreno Rosario	APSA	100%	04/30/1999	-	-	-	100%	100%	Santa Fe	-	-	-
Zelaya 3102	IRSA	10%	07/01/2005	-	-	-	-	-	CABA	-	-	1,722
Terreno San Luis	IRSA	50%	03/31/2008	3,250,523	-	-	-	-	San Luis	-	-	1,584
Subtotal Land Reserves				14,394,020	-	15,994				-	-	11,793
Future Developments
Mixed uses
UOM Lujan	APSA	100%	05/31/2008	1,160,000	-	no data	N/A	N/A	Buenos Aires	-	-	33,905
Canteras Natal Crespo (2 commercial parcels)	IRSA	50%	07/27/2005	39,546	-	59,319	N/A	N/A	Cordoba	-	-	-
Nobleza Picardo	APSA	50%	05/31/2011	159,995	-	127,996	N/A	N/A	Buenos Aires	-	-	-
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	no data	N/A	N/A	CABA	-	-	51,337
Solares Santa María	IRSA	100%	07/10/1997	716,058	-	no data	N/A	N/A	CABA	-	-	158,951
Residential
Coto Abasto Air Space	APSA	100%	09/24/1997	-	-	21,536	N/A	N/A	CABA	-	-	8,946
Neuquén – Housing Parcel	APSA	100%	07/06/1999	13,000	-	18,000	N/A	N/A	Neuquen	-	-	803
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	N/A	Uruguay	-	-	61,685
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	N/A	Uruguay	-	-	44,577
Retail
Caballito Shopping Plot	APSA	100%	-	23,791	-	no data	N/A	N/A	CABA	-	-	-
Dot Potential Expansion	APSA	80%	-	15,881	-	47,643	N/A	N/A	CABA	-	-	-
Offices
Philips Adjoining plots - Offices 1 & 2	APSA	80%	11/28/2006	12,800	-	38,400	N/A	N/A	CABA	-	-	25,332
Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	N/A	N/A	CABA	-	-	4,459
Intercontinental Plaza II	IRSA	100%	02/28/1998	6,135	-	19,598	N/A	N/A	CABA	-	-	1,564
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,300	N/A	N/A	CABA	-	-	109,493
Subtotal Future Developments				2,495,004	125,493	402,292				-	-	467,147
Total Land Reserves				16,920,248	302,359	418,286				4,804	16,060	583,625
(1) The total saleable area of 2,233 sqm correspond to Condominios I and II.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

V.	Hotels

The influx of tourists to our country in the first quarter of 2015 remained stable compared to the same quarter of 2014. The arrivals were 51% of Mercosur, leading Brazil, Uruguay and Chile; 28% Rest of America; Europe 14% and 7% Rest of World. The Intercontinental Hotel occupancy was 1% above the first quarter of 2014, while the Sheraton Libertador Hotel occupancy declined by 9% due to reforms that have taken place in the lobby. Meanwhile, the Hotel Llao Llao occupancy decreased by 6% during the first quarter of 2015.

Hotels (in millions of ARS)	IQ 15	IQ 14	% Var
Revenues	96.8	72.9	32.8%
Operating income	(0.2)	0.5	(140.0%)
Depreciation and amortization	3.7	3.6	2.8%
EBITDA	3.5	4.1	(14.6)%

	IQ 15	IVQ 14	IIIQ 14	IIQ 14	IQ 14
Average Occupancy	65.0%	68.7%	71.4%	72.0%	68.4%
Average Rate per Room (ARS/night)	1,565	1,23	1,077	1,206	1,049
Average Rate per Room (USD/night)	188	180	183	185	185

During the first quarter of fiscal year 2015, the hotel segment recorded an increase in revenues of around 32.8%, whereas Operating Income showed a negative result of ARS 0.2 million mainly due to higher selling expenses.

The following is information on our hotel segment as of  September 30, 2014:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate (2)	Book Value (in thousands of ARS)
Intercontinental (3)	11/01/97	76.34%	309	67.9%	1,238	45,599
Sheraton Libertador (4)	03/01/98	80.00%	200	72.1%	1,070	34,519
Llao Llao (5)	06/01/97	50.00%	205	53.6%	2,833	83,869
Total			714	65.0%	1,565	163,987

Notes:
1) Cumulative average for the 3-month period.
2) Cumulative average for the 3-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A.
5) Through Llao Llao Resorts S.A.

Accumulated sales as of September 30 of the fiscal periods

Hotels	IQ 15	IQ 14	% Var
Intercontinental (3)	34,860	24,834	40.4%
Sheraton Libertador (4)	20,832	17,269	20.6%
Llao Llao (5)	41,135	30,824	33.5%
Total	96,827	72,927	32.8%

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

VI.	International

Interest in Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49.8% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick building”, and the debt associated to this asset, which amounts to approximately USD 113.0 million, following a restructuring previously reported by IRSA.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan, with a gross leaseable area over 57,500 sqm. As of September 30, 2014, the building reached an occupancy rate of 92.69%, thus generating an average rent of USD 65 per sqm.

Lipstick	Sep-14	Sep-13	% Var
Gross Leaseable Area (sqm)	58,019	58,019	-
Occupancy	92,69%	86.1%	6.59 pp.
Rental price (USD/sqm)	65.3	63.8	2.4%

Sale of a Building located at 183 Madison Ave, New York, NY

In September past, the Company, acting through its subsidiary Rigby 183 LLC (“Rigby 183”) closed the sale of the Madison 183 building, located in the City of New York, United States of America, for USD 185 million, and discharged the mortgage on this asset for USD 75 million.

In December 2010, the Company, acting through a subsidiary, had purchased 49% of the stock capital of Rigby 183 LLC, owner of the building which had been valued at USD 85.1 million. In November 2012, IRSA indirectly increased its interest by 25.5%, raising its interest in Rigby 183 LLC to 74.50% of its stock capital. As of the moment of this acquisition, the building was valued at USD 147.5 million. The building’s sales price of USD 185 million implies a revaluation of 117% during the investment period.

Investment in Supertel Hospitality Inc.

As of September 30, 2014, jointly with other shareholders, we held the equivalent to 34% of the voting rights in Supertel Hospitality Inc., a REIT listed on NASDAQ under the symbol “SPPR”. Supertel Hospitality Inc. has a portfolio of 61 medium-class and long-stay hotels with 5,319 rooms in 20 states of the United States of America, which are operated by various operators and franchises such as Hilton, IHG, Choice and Wyndham, among others.

Investment in Hersha Hospitality Trust

Hersha is a REIT listed on the New York Stock Exchange under the “HT” symbol. Hersha invests primarily in institutional grade hotels in located in shopping malls, suburban commercial hubs and secondary destinations and markets located mainly in the northeast region of the United States and in selected markets in the west coast of the United States. Hersha makes acquisitions in locations which it believes to have developing markets and it has a proactive management whose goal is to create and increase long-term added value.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

During the month of August 2014, IRSA, acting through its subsidiary REIG IV, sold its remaining stake of 1 million shares in Hersha Hospitality Trust for an average price of USD 6.74 per share.

Investment in IDB Development Corporation

On July 1, 2014, DN B.V. exercised its rights to purchase additional shares in IDBD.

As a result of the exercise of the rights received as mentioned above, DN B.V. received 17.32 million shares and 11.99 million warrants under Series 1, 2 and 3 and ETH received the same number of rights and therefore acquired the same number of shares and warrants as DN B.V. In addition, as a result of the exercise of the rights purchased, DN B.V. acquired 5.79 million shares and 4.01 million warrants under Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as DN B.V.

During the period from July 9 to July 14, 2014, DN B.V. acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million, equivalent to approximately USD 0.52 million. 50% of such shares and Series 2 warrants were sold to ETH pursuant to the provisions of the above mentioned agreement signed between the parties.

As of September 30, 2014, DN B.V. held an aggregate of 76,620,163 shares, 15,998,787 Series 1 warrants, 16,170,392 Series 2 warrants and 15,998,787 Series 3 warrants of IDBD, resulting in an undiluted holding of 28.99% and a fully diluted holding of 31.37% in IDBD. IDBD’s Board of Directors is composed of nine members, three of whom were appointed by DN B.V., namely, Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

Under the purchase agreement, DN B.V. and ETH have promised to participate on a joint and several basis in any capital increases resolved by IDBD’s Board of Directors in order to implement its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015 (equivalent to approximately USD 81.45 million and USD 135.8 million at the exchange rate prevailing as of September 30, 2014). As of the date of these financial statements, DN B.V. and ETH have contributed NIS 407.08 million (equivalent to USD 114.17 million) of the amounts committed by them.

Moreover, under the purchase agreement, DN B.V. and ETH jointly and severally committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million (equivalent to approximately USD 139.0 million at the exchange rate prevailing as of September 30, 2014) as per the following scheme: (i) by December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 8.344 (subject to adjustment); and (ii) by December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.7612 (subject to adjustment). As security for the performance of the tender offers, 29,937,591 shares in IDBD held by DN B.V. were pledged as of September 30, 2014. As of the date of these financial statements, no tender offers had been made.

In addition, the purchase agreement provides that DN B.V. and ETH shall jointly and severally pay to the creditors who are parties to the above mentioned restructuring agreement an additional amount of NIS 100 million (equivalent to approximately USD 27.1 million at the exchange rate prevailing as of September 30, 2014) in the event that IDBD consummates the sale of its interest in its subsidiary Clal Insurance Enterprises Holdings Ltd. before December

  10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

31, 2014 and always provided that: (i) the sales price is not less than NIS 4,200 million (equivalent to approximately USD 1,140 million at the exchange rate prevailing as of September 30, 2014); and (ii) the closing of the transaction occurs before June 30, 2015, with IDBD having received by this last date a payment of not less than NIS 1,344 million (gross) (equivalent to approximately USD 364.9 million at the exchange rate prevailing on September 30, 2014). As of the date of these financial statements, none of the above mentioned conditions had been fulfilled.

On May 12, 2014, IDBD’s shares became listed on the Tel Aviv Stock Exchange, Israel. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the Tel Aviv Stock Exchange Regulations which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date.

In this way, pursuant to the Tel Aviv Stock Exchange regulations, as of September 30, 2014, 51,095,676 shares and 335,715 warrants under each of Series 1, 2 and 3 remained locked up under the terms mentioned above.

VII. Financial Transactions and Other

Interest in Banco Hipotecario S.A. (“BHSA”) through to IRSA and Avenida Inc. through to APSA

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of September 30, 2014 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. The investment in Banco Hipotecario generated results for ARS 43.3 million during the first quarter of 2015, 18.9% lower than in the same quarter of 2014.

Through APSA SA (APSA) generated a profit ARS 8.6 million in "Other net operating income," because of the result of the sale of 5% participation in associate Avenida Inc..

VIII. EBITDA by segment

3M 15	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	270.9	54.2	9.7	(0.2)	299.3	8.4	642.4
Depreciation and Amortization	31.1	8.7	-	3.7	0.1	-	43.5
EBITDA	302.0	62.8	9.7	3.5	299.4	8.4	685.9
3M 14	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	206.6	30.5	(6.7)	0.5	3.2	(1.6)	232.4
Depreciation and Amortization	36.8	8.5	-	3.6	7.0	-	55.9
EBITDA	243.4	39.0	(6.7)	4.1	10.2	(1.6)	288.3

EBITDA Var	24.1%	61.0%	(243.8)%	(13.4)%	-	(612.9)%	137.9%

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

IX. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Total Segment	Joint Ventures*	Inter-segment deletions	Income Statement
Revenues	799.6	(7.7)	(1.8)	790.1
Costs	(359.3)	4.4	1.4	(353.5)
Gross Profit /(Loss)	440.3	(3.3)	(0.4)	436.6
Result from sale of investment properties	317.5	-	-	317.5
General and administrative expenses	(80.3)	0.2	0.7	(79.4)
Selling expenses	(38.1)	0.5	0.1	(37.4)
Other operating income, net	2.9	0.2	(0.3)	2.8
Operating Income	642.4	(2.3)	-	640.1
Income / (loss) from interests in equity investees and joint businesses	(117.7)	6.1	-	(111.7)
Income before financial income / (loss) and income tax	524.7	3.7	-	528.4

*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (Predio San Martín).

12

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

IX. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of September 30, 2014.

Type of Debt	Currency	Amount (USD MM)1	Interest Rate	Maturity
Bank Overdraft	ARS	44.9	Variable	< 180 days
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes	USD	150.0	11.50%	Jul-20
IRSA‘s Tranche III Series VI Notes	ARS	1.3	Badlar + 450 bps	Feb-17
IRSA’s Tranche III Series V Notes	ARS	24.8	Badlar + 395 bps	Aug-15
Other Debt	ARS	1.1	15.25%	Dec-16
IRSA’s Total Debt		372.1
APSA’s 2017 Series I Notes (int.)	USD	120.0	7.88%	May-17
Short Term Debt	ARS	37.2	Variable	-
Syndicated Loan - Arcos	ARS	7.8	15.01%	Nov-15
Syndicated Loan - Neuquén	ARS	10.2	15.25%	Jun-16
Com. 5319 Loan	ARS	1.9	15.01%	Dec-15
Other Debt	ARS	1.9	15.25%	Dec-16
APSA’s Total Debt	USD	179.0
Total Consolidated Debt		551.1
Consolidated Cash		147.7
Debt Repurchase		23.2
Net Consolidated Debt		380.2

(1) Principal face value in USD at an exchange rate of 8.43 ARS = 1 USD, without considering elimination of balances with subsidiaries.

Material Events Occurred During the Period and Subsequent Events

Sales of Investment Properties

July 2014

On July 7, 2014, the deed of conveyance for the sale of the 19th and 20th floors of the Maipú 1300 building, was executed. The transaction price was ARS 24.7 million (USD 3.0 million). The transaction resulted in a profit before taxes of approximately ARS 21.0 million.

October 2014

During the month of October, two deeds of conveyance were executed for the sale of office floors in the Bouchard 551 building. The price of the first transaction was ARS 168.7 million, for the 22nd and 23rd floors of the building, generating a profit before taxes of approximately ARS 151.4 million. The price of the second sales transaction was ARS 279.4 million for the 9th, 10th and 11th floors of the building. This transaction resulted in a profit before taxes of approximately ARS 243.3 million.

On October 22, 2014, the deed of conveyance for the sale of the 10th floor of the Maipú 1300 building, jointly with two parking spaces in the same building and one parking space in the Libertador 498, was executed. The price of this transaction was USD 1.4 million.

13

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

November 2014

During the month of November, 1,004 square meters of an office floor and 10 parking spaces were sold in the Bouchard Plaza building, located in the “Plaza Roma” area, City of Buenos Aires. The transaction price was ARS 75.6 million, resulting in a profit of approximately ARS 63.9 million. Therefore, the Company has no leasable area left in this building, and keeps only 116 residual parking spaces.

Annual General Ordinary and Extraordinary Shareholders’ Meeting

On October 31, 2014, the annual shareholders’ meeting of the Company for the fiscal year ended June 30, 2014 resolved to have the meeting adjourned until November 14, 2014, to discuss the following Agenda: (i) Updating of report on Corporate Services Agreement; (ii) Report on the result of Tip Hogar’s exchange offer for SAMAP’s shares – (currently Alto Palermo SA (APSA)) and approval of Board of Directors’ performance; (iii) Consideration of amendment to Section one of the bylaws for it to conform with the Capital Market Law in force; (iv) Consideration of amendment to Section twenty-four of the bylaws (Remote Participation at Shareholders’ Meetings); (v) Plan of repurchase of shares and GDS issued by the Company and their allocation; (vi) Updating of report on Incentive Plan for the Company’s officers as approved and acknowledged by the shareholders’ meetings held in 2009/2010/2011/2012 and 2013. Approval of amendments according to the observations made by the Argentine Securities Commission (CNV), including the assignment of economic rights on the shares that are the subject-matter of the Plan. Incorporation of a benefit for all the staff, including controlled companies’ personnel.

Additional Subscription in Dolphin Fund Ltd.

On October 30, 2014, the Group, acting through subsidiaries subscribed an additional amount of USD 21 million in Dolphin Fund Ltd. (“Dolphin”). This amount will be used to increase Dolphin’s investment in IDB Development Corporation Ltd.

XI. Comparative Summary Consolidated Balance Sheet Data

	09.30.14	09.30.13	09.30.12
Current assets	2,253,462	1,301,673	1,063,544
Non-current assets	7,349,645	7,096,268	6,000,517
Total	9,603,107	8,397,941	7,064,061
Current liabilities	2,060,732	1,351,138	1,296,277
Non-current liabilities	4,799,458	3,853,168	2,673,818
Sub-total	6,860,190	5,204,306	3,970,095
Minority interest	679,791	396,256	391,659
Shareholders’ Equity	2,063,126	2,797,379	2,702,307
Total	9,603,107	8,397,941	7,064,061

  14

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

XII. Comparative Summary Consolidated Income Statement Data

	09.30.14	09.30.13	09.30.12
Operating income	640,068	229,051	197,942
Income from interest in equity investees and joint ventures	-111,650	38,991	16,731
Income before financial income / (loss) and income tax	528,418	268,042	214,673
Financial income	23,825	46,534	38,723
Financial expenses	-327,126	-293,930	-180,977
Other financial income	87,013	27,570	16,017
Financial income / (loss), net	-216,288	-219,826	-126,237
Income before income tax	312,130	48,216	88,436
Income tax	-176,331	-12,948	-37,626
Net income	135,799	35,268	50,810
Attributable to:
Controlling company’s shareholders	3,258	32,382	41,142
Non-controlling interest	132,541	2,886	9,668

XIII: Comparative Summary Consolidated Cash Flow Data

	09.30.14	09.30.13	09.30.12
Net cash provided by operating activities	252,094	203,441	264,604
Net cash provided by / (used in) investment activities	1,068,630	-493,797	-90,573
Net cash used in financing activities	-711,352	-246,189	-153,759
Net (decrease) / increase in cash and cash equivalents	609,372	-536,545	20,272
Cash and cash equivalents at the beginning of the fiscal year	609,907	796,902	259,169
Gain from Exchange rate differences of cash and cash equivalents	26,217	20,831	1,901
Cash and cash equivalents at the end of the period	1,245,496	281,188	281,342

XIV. Comparative Ratios

	09.30.2014		09.30.2013		09.30.2012
Liquidity
CURRENT ASSETS	2,253,462	1.09	1,301,673	0.96	1,063,544	0.82
CURRENT LIABILITIES	2,060,732		1,351,138		1,296,277
Indebtedness
TOTAL LIABILITIES	6,860,190	2.50	5,204,306	1.63	3,970,095	1.28
SHAREHOLDERS’ EQUITY	2,742,917		3,193,635		3,093,966
Solvency
SHAREHOLDERS’ EQUITY	2,742,917	0.40	3,193,635	0.61	3,093,966	0.78
TOTAL LIABILITIES	6,860,190		5,204,306		3,970,095
Restricted Assets
NON-CURRENT ASSETS	7,349,645	0.77	7,096,268	0.85	6,000,517	0.85
TOTAL ASSETS	9,603,107		8,397,941		7,064,061

15

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2014

XI. Brief comment on prospects for the next period

We have started fiscal year 2015 with good results in our main lines of business. The shopping center and office portfolios have remained at maximum occupancy levels and revenues have grown at the same pace as in 2014. Our investments outside Argentina have had efficient operating ratios and attractive appreciation levels, as shown by the recent sale of the Madison 183 building in the City of New York. We expect to maintain and even improve the performance of all our assets during fiscal year 2015.

As concerns the projects underway, during this fiscal year we expect to open two new shopping centers, reaching a portfolio of 15 shopping centers. On the one hand, “Distrito Arcos”, which will be an Outlet center with a variety of premium brands in an open-air environment that will add approximately 14,000 square meters of gross leaseable area and 65 stores to APSA’s portfolio. On the other hand, we will progress in the development of our next shopping center, “Alto Comahue”, in the City of Neuquén, the opening of which is planned for fiscal year 2015. This project, much longed-for by the local population, will be the company’s first shopping center in the Argentine Patagonian region, and we believe that in light of the significant economic growth experienced by Neuquén in the past years, this project will be as successful as the rest of the shopping centers managed by APSA in other locations in the interior of Argentina.

Apart from progressing in the new developments, we expect to continue working towards optimizing the performance of our current shopping centers through improvements that allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and retailers alike.

During this year we will vigorously continue to foster marketing actions, events and promotions in our shopping centers, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public.

In the office segment, during the first quarter of 2015 we maintained occupancy and USD/sqm rental levels. We hope to reach full occupancy and to close the best possible lease agreements during the rest of the year, attracting new firms wishing to relocate to our premium spaces. We plan to continue our strategy of selling selected non-strategic assets in our portfolio for attractive prices, and we are deciding on the most suitable timing for launching the “Catalinas Norte” project, to be erected in one of the most highly priced lands in the City of Buenos Aires, in the area of Catalinas.

Our investments outside Argentina have continued to show very attractive levels of return. The recent sale of the Madison building for USD 185 million is proof of this. We will continue to search for opportunistic investments in top-quality assets for attractive prices and with capital structures with optimization potential.

We believe that IRSA has the financial soundness, managerial expertise and long track record in the Argentine real estate industry required to face the challenges that may arise in 2015 and to take advantage of all the opportunities that the market may offer.

16

IRSA Inversiones y Representaciones S.A.

By:	/s/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets

December 22, 2014